     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 25, 1997
                                                      REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               ------------------

                             EXECUSTAY CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           MARYLAND                            7021                           52-2042280
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                            7595 RICKENBACKER DRIVE
                          GAITHERSBURG, MARYLAND 20879
                                  301-948-4888
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                   GARY R. ABRAHAMS, CHIEF EXECUTIVE OFFICER
                             EXECUSTAY CORPORATION
                            7595 RICKENBACKER DRIVE
                          GAITHERSBURG, MARYLAND 20879
                                  301-948-4888
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                                ---------------
                                   Copies to:

             JOHN T. KRAMER, ESQ.                               PETER B. TARR, ESQ.
            ORLANDO A. FLORES, ESQ.                            BRENT B. SILER, ESQ.
             DORSEY & WHITNEY LLP                                HALE AND DORR LLP
            220 SOUTH SIXTH STREET                        1455 PENNSYLVANIA AVENUE, N.W.
       MINNEAPOLIS, MINNESOTA 55402-1498                    WASHINGTON, D.C. 20004-1008
           TELEPHONE: (612) 340-2600                         TELEPHONE: (202) 942-8400
           FACSIMILE: (612) 340-8738                         FACSIMILE: (202) 942-8484

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
                                                              PROPOSED
                                                               MAXIMUM             PROPOSED
                                                              OFFERING             MAXIMUM           AMOUNT OF
TITLE OF EACH CLASS OF                  AMOUNT TO BE          PRICE PER           AGGREGATE        REGISTRATION
SECURITIES TO BE REGISTERED             REGISTERED(1)         SHARE(2)        OFFERING PRICE(2)         FEE
----------------------------------------------------------------------------------------------------------------
Common Stock, .01 par value.......    3,047,500 shares         $11.00            $33,522,500        $10,158.34
================================================================================================================

(1) Including 397,500 shares of Common Stock which the Underwriters have the option to purchase from the Company to cover over-allotments, if any.
(2) Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457.
                                ---------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 25, 1997

                                2,650,000 SHARES

                               [EXECUSTAY LOGO]

                                  COMMON STOCK
                               ------------------

     All of the 2,650,000 shares of Common Stock (the "Common Stock") offered hereby are being sold by ExecuStay Corporation ("ExecuStay" or the "Company").

     Prior to this offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $9.00 and $11.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. Application has been made to have the Common Stock approved for quotation on the Nasdaq National Market under the trading symbol "EXEC."
                               ------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

================================================================================================
                                                    PRICE TO      UNDERWRITING    PROCEEDS TO
                                                     PUBLIC       DISCOUNT (1)    COMPANY (2)
------------------------------------------------------------------------------------------------
Per Share.......................................        $              $               $
------------------------------------------------------------------------------------------------
Total (3).......................................        $              $               $
================================================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated offering expenses of $500,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 397,500 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $          , $          and
    $          , respectively. See "Underwriting."
                               ------------------

     The Common Stock is offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them and subject to certain conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer or to reject any orders in whole or in part. It is expected that
delivery of the shares of Common Stock will be made on or about               ,
1997.

                           A.G. EDWARDS & SONS, INC.

              THE DATE OF THIS PROSPECTUS IS               , 1997

                ExecuStay -- America's interim housing solution.

[Diagram illustrating Demand Characteristics (Extended Work Assignment, Permanent Relocation, More Mobile and Transitory Population) and Product Attributes (Flexibility of Location, Personalized Amenities and Decor, Cost Effective Alternative)]

[Graph showing on the horizontal axis various housing accommodation markets (Short Stay (1 to 5 days), Extended Stay (5 to 30 days) and Interim Stay (30 days to one year +)) and indicating the categories of lodging facilities that serve each market (Traditional Hotel (1 to 5 + days), All-Suite Hotel (1 to 15 + days), Extended Stay Hotel (5 to 60 +/- days) and Interim Housing (30 days to one year +)]

                               ------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF A PENALTY BID. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     ExecuStay(R) is a registered trademark of the Company. This Prospectus also includes trade names, trademarks and registered trademarks of companies other than the Company.

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Investors should carefully consider the risk factors related to the purchase of the Common Stock. See "Risk Factors." Unless otherwise indicated, the information in this Prospectus (i) gives effect to the June 4, 1997 recapitalization whereby the Company acquired all of the shares of its operating subsidiaries in exchange for all of the outstanding shares of the Common Stock of the Company (the "Recapitalization") and (ii) assumes that the Underwriters' over-allotment option will not be exercised.

                                  THE COMPANY

     ExecuStay is a leading provider of interim housing for corporate clients and professionals. Through its ten regional offices, ExecuStay provides fully furnished high-quality apartments for stays of 30 days or more, offering a choice of locations, types of accommodation and accessories. ExecuStay residents enjoy home-like accommodations that are furnished according to their needs and preferences and generally priced comparably or more affordably than traditional full service hotels or all-suite hotels. The number of apartments occupied by ExecuStay residents has grown from approximately 190 at January 1, 1995 to approximately 1,630 at June 1, 1997, with an average rental period in the first half of 1997 of more than three months. The Company currently leases apartments in over 40 states and Puerto Rico.

     The Company believes that demand for interim housing services has been driven by continued growth in management and professional employment, the increasing importance to American business of flexibility and outsourcing and the impact of a more mobile and transitory population. The Company's customers include Fortune 500 companies, federal and state governmental agencies, small businesses and individuals. Corporate clients generally use interim housing to meet seasonal, temporary or startup needs and to accommodate employees who have been relocated or are on temporary assignment. Housing occupied by ExecuStay residents is leased to the Company (as tenant) from unaffiliated property owners and managers. Because the Company owns no residential housing, it can lease any available residential unit, providing greater flexibility in accommodating the preferences of its customers. The Company generally has been able to enter into leases that match each resident's desired length of stay, which accounted for the Company's 98% occupancy rate in 1996. Virtually all ExecuStay accommodations are apartments, although the Company occasionally provides housing at townhomes or single-family homes.

     The Company generally can locate and furnish a residence within 24 hours of a request and usually can arrange the length of each lease to fit the customer's needs. The Company furnishes residences to each customer's taste with furniture, linens, electronics and housewares, along with art work and decorative accessories. Residential office furniture, fax machines, additional phone lines, computer equipment, exercise equipment and maid service can also be provided upon request. ExecuStay can locate accommodations for families with young children, infants or pets. Amenities vary by location but often include a swimming pool, hot tub, sauna, fitness center, tennis courts and clubhouse. All expenses relating to each residence, including rent, local and long-distance telephone service, cable television, utilities and trash removal, are billed to and paid by ExecuStay, which then bills each customer monthly in a single invoice.

     ExecuStay has established marketing, sales and service offices in the Atlanta, Charlotte, Ft. Lauderdale, Los Angeles, Orlando, Philadelphia, Raleigh, Richmond, San Francisco and Washington metropolitan areas. ExecuStay provides housewares (non-furniture accessories) both to its residents and to others from its warehouses in the Los Angeles, Ft. Lauderdale, Charlotte and Washington locations. The ownership of housewares inventory allows the Company to offer personalized accessories packages and enables it to monitor and control product quality and consistency. In addition to housewares rental, the Washington warehouse also provides furniture for ExecuStay residents in the Mid-Atlantic area and rents residential and commercial furniture to customers other than ExecuStay residents. In areas other than the Mid-Atlantic region, the Company uses unaffiliated furniture rental companies to provide furniture to ExecuStay residents.

EXPANSION STRATEGY

     The Company is pursuing an expansion strategy designed to enhance its national presence and brand name recognition in the interim housing industry. The Company believes that, as it strengthens its presence in new and existing markets, the Company's services will become increasingly attractive to national corporate clients that need employee accommodations throughout the country. The key components of the Company's expansion strategy are as follows:

     Acquisitions. The interim housing industry is highly fragmented and includes a large number of single-city and regional businesses, which the Company believes creates significant consolidation opportunities. The primary focus of the Company's expansion strategy will be the selective acquisition of smaller local and regional interim housing service providers that operate in markets where the Company does not yet have a presence or where the Company has identified significant growth opportunities.

     On April 1, 1997, the Company began implementing its acquisition strategy by purchasing certain assets and all existing customer leases of an Orlando interim housing business that had 1996 revenue of approximately $1.7 million. On June 1, 1997, the Company purchased an interim housing business in San Francisco, which had 1996 revenue of approximately $9.0 million, from a local property developer and obtained the exclusive right to provide interim housing services at 15 properties owned by the developer. See "Recent Expansion."

     Internal Expansion. The Company intends to open additional regional offices in strategically identified geographic locations where it currently does not conduct business and where it has been unable to identify attractive acquisition candidates. In June 1997, ExecuStay established a regional office in Atlanta and has hired an office manager with existing relationships with interim housing customers and suppliers in that market. The Company recently signed an agreement with a national apartment property owner and manager to operate an interim housing program at 22 properties in Phoenix. The Company intends to begin operations in Phoenix within the next few months.
                               ------------------

     The Company commenced operations in 1986. ExecuStay Corporation was incorporated in Maryland on June 4, 1997 to acquire and hold all of the outstanding shares of its operating subsidiaries. References to the "Company" or "ExecuStay" in this Prospectus include ExecuStay Corporation and its subsidiaries. The Company's headquarters are located at 7595 Rickenbacker Drive, Gaithersburg, Maryland 20879, and its telephone number is 301-948-4888.

                                  THE OFFERING

Common Stock offered by the Company..........   2,650,000 shares
Common Stock to be outstanding after the
  offering (1)...............................   6,400,000 shares
Use of proceeds..............................   Payment of S corporation and other distributions to
                                                current stockholders, repayment of debt, funding of
                                                possible future acquisitions and for working capital
                                                and other general corporate purposes. See "Use of
                                                Proceeds."
Proposed Nasdaq National Market symbol.......   "EXEC"

---------------
(1) Excludes 700,000 shares of Common Stock reserved for issuance under the Company's recently adopted stock option plan, of which options to purchase 187,200 shares will be granted immediately upon the effectiveness of this offering at an exercise price equal to the initial public offering price per share. See "Management -- Stock Plan."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                                                                                  THREE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                       MARCH 31,
                                           -------------------------------------------------    ----------------------
                                            1992      1993      1994       1995       1996        1996         1997
                                           ------    ------    -------    -------    -------    ---------    ---------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
    Total revenue.......................   $7,436    $8,722    $13,773    $17,208    $29,645     $ 5,102      $ 9,645
    Total operating costs and
      expenses..........................    6,536     7,810     12,248     15,092     26,679       4,861        8,630
                                           ------    ------    -------    -------    -------    ---------    ---------
    Earnings from operations............      900       912      1,525      2,116      2,966         241        1,015
    Interest expense....................      113        68        195        240        308          59           81
                                           ------    ------    -------    -------    -------    ---------    ---------
    Net income..........................   $  787    $  844    $ 1,330    $ 1,876    $ 2,658     $   182      $   934
                                           ======    ======    =======    =======    =======    ==========   =========
PRO FORMA DATA (1):
    Net income..........................                                             $ 1,595                  $   560
                                                                                     =======                 =========
    Net income per common share.........                                             $  0.40                  $  0.14
                                                                                     =======                 =========
    Weighted average common shares
      outstanding (2)...................                                               3,960                    3,960

                                                                                            MARCH 31, 1997
                                                                                      --------------------------
                                                                                                    PRO FORMA
                                                                                      ACTUAL     AS ADJUSTED (3)
                                                                                      -------    ---------------
                                                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
    Cash...........................................................................   $     6        $17,266
    Property on or held for lease, net.............................................     3,846          3,846
    Total assets...................................................................    10,263         27,523
    Total bank debt................................................................     3,285             --
    Total stockholders' equity.....................................................     3,795         24,175

---------------
(1) For all periods presented, the Company elected to be treated as an S corporation and was not subject to federal and certain state income taxes. The Pro Forma Data reflect federal and state income taxes based on applicable tax rates as if the Company had not elected S corporation status for the periods indicated. See Note L to the Consolidated Financial Statements.

(2) The pro forma weighted average common shares outstanding is based on: (i) the weighted average shares outstanding during the period; and (ii) the assumed sale of a sufficient number of shares of Common Stock necessary to provide funds to make a distribution of all undistributed S corporation earnings at March 31, 1997 in excess of earnings for the twelve-month period then ended and to make the distribution of $1.1 million declared on June 13, 1997. See "Termination of S Corporation Status and Related Distributions" and "Dividend Policy."

(3) Gives effect to: (i) a distribution to the Company's current stockholders of undistributed S corporation earnings, which totaled approximately $2.5 million as of March 31, 1997; (ii) a distribution to current stockholders of $1.1 million declared on June 13, 1997; (iii) the recording of an anticipated $165,000 deferred tax liability relating to the termination of the Company's S corporation status; and (iv) the sale of the 2,650,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $10.00 per share and the application of a portion of the net proceeds therefrom to repay indebtedness as described under "Use of Proceeds." The actual amount of the S corporation distribution to be funded using a portion of the proceeds of this offering will reflect additional earnings of the Company from April 1, 1997 through the closing of this offering. See "Termination of S Corporation Status and Related Distributions," "Dividend Policy" and Note L to the Consolidated Financial Statements.

                                  RISK FACTORS

     Prospective investors should consider carefully the following risk factors relating to the Company and the Common Stock, in addition to the other information contained in this Prospectus. Certain statements contained in this Prospectus that are not related to historical results are forward-looking statements. Actual results may differ materially from those projected or implied in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, the following risk factors.

RISKS ASSOCIATED WITH ACQUISITIONS

     A significant element of the Company's growth strategy involves the acquisition of interim housing businesses in new markets throughout the country. The Company's ability to expand through acquisitions depends on many factors, including the availability of capital to purchase other businesses and to support such growth, the successful identification and acquisition of businesses and management's ability to effectively integrate and operate the new businesses. The Company currently has no commitments, understandings or arrangements with respect to any future acquisitions. There is significant competition for acquisition opportunities in the industry. Competition may intensify due to consolidation in the industry, which could increase the costs of future acquisitions. The Company competes for acquisition opportunities with other companies, some of which may have significantly greater financial and management resources than the Company. Further, the anticipated benefits from any acquisition may not be achieved unless the operations of the acquired business are successfully combined with those of the Company. The integration of acquired businesses also requires substantial attention from management. The diversion of the attention of management and any difficulties encountered in the transition process could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company will be able to identify suitable acquisition candidates, acquire any such candidates on reasonable terms or integrate acquired businesses successfully.

     Future acquisitions may result in the issuance of additional shares of the Company's Common Stock or the incurrence of additional indebtedness, may entail the payment of consideration in excess of book value and could have a dilutive effect on the Company's net income per share. Many business acquisitions must be accounted for as a purchase. Most of the businesses that might become attractive acquisition candidates for the Company are likely to have significant goodwill and intangible assets, and acquisition of these businesses, if accounted for as a purchase, would typically result in substantial goodwill amortization charges to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Recent Expansion" and "Business -- Business Strategy."

     One or more large acquisitions could exhaust the Company's proceeds from this offering and create the need to raise additional capital in the near future to finance new acquisitions. Although the Company currently has a $2.0 million line of credit, there can be no assurance that sufficient capital will be available if and when required on terms acceptable to the Company, if at all. Any additional equity financing may be dilutive to purchasers in this offering, and any debt financing may involve restrictive covenants. Failure to secure additional financing if and when needed could adversely affect the Company, including requiring the Company to delay, scale back or eliminate its expansion strategy. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Business Strategy."

MANAGEMENT OF EXPANSION

     The Company's ability to manage any future expansion effectively will require it to attract, retain, train, motivate and manage new employees successfully, to integrate regional offices, new management and employees into its overall operations and to continue to improve its operational, financial and management systems and controls. The Company's failure to manage any expansion effectively could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Business Strategy."

FLUCTUATIONS IN OPERATING RESULTS; SEASONALITY

     The Company's operating results have fluctuated from quarter to quarter in the past, and may fluctuate significantly in the future, based on many factors, including expansion into new markets, seasonal fluctuations in interim housing demand, the tactics of the Company's competitors and the overall strength of the economy. In particular, the Company believes that, because of its significant recent growth, period-to-period comparisons of its financial results should not be relied upon as an indication of future performance. The Company's business levels are also tied to the volume of corporate long-term assignments and relocation activities in its market areas and throughout the country. Corporate relocations decline from September through January, which includes the holiday season. Fluctuations caused by variations in quarterly operating results or the Company's failure to meet securities analysts' projections or public expectations as to operating results for a particular quarter may adversely affect the market price of the Company's Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Quarterly Results of Operations."

COMPETITION

     The interim housing industry is highly competitive. The Company competes against numerous local, regional and national interim housing service providers, both for customers and for accommodations. The Company expects competition in its business to intensify as existing competitors expand and new competitors enter the industry. The financial barriers to entry in the interim housing industry are relatively low, making it an attractive industry for potential new competitors. In particular, entities that maintain a vendor-vendee relationship with companies in this industry, such as real estate managers or furniture rental businesses, have entered the industry and more such entities may enter the industry in the future. Certain of the Company's existing competitors have, and new competitors that enter the industry may have, access to significantly greater financial resources and more rental properties than the Company. Competitive market conditions could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- The Housing Accommodations Industry" and "Business -- Competition."

     Providers of interim housing compete with each other and with traditional, all-suite and extended-stay hotels. A number of lodging chains and developers have recently announced plans to develop, or are currently developing, extended-stay hotels that may compete with the interim housing accommodations provided by the Company. Moreover, several extended-stay lodging companies have recently raised substantial amounts of capital in public offerings for purposes of constructing and expanding lodging facilities. There can be no assurance that new or existing lodging companies, including traditional hotels with nationally recognized brand names, will not significantly lower rates or offer greater convenience, services or amenities or significantly expand or improve facilities, thereby adversely affecting the Company's competitive position. See "Business -- The Housing Accommodations Industry."

DOWNTURNS IN GENERAL ECONOMIC CONDITIONS

     The Company believes that the market for interim housing is significantly influenced by economic conditions generally and particularly by levels of job creation, temporary relocation of employees and general business activity. Significant economic downturns could have a material adverse effect on the Company.

DEPENDENCE ON CERTAIN CUSTOMERS

     The Company's ten largest customers accounted for approximately 26% and 33% of the Company's revenue during 1996 and the first three months of 1997, respectively. Although no single customer accounted for more than 10% of the Company's revenue during these periods, the loss of or a material reduction in the revenue from one or more of the Company's significant customers could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON AVAILABILITY OF INTERIM HOUSING ACCOMMODATIONS

     The Company is dependent upon the continued availability of an adequate supply of interim housing units in each of its markets. Local or regional declines in either vacancy rates or new apartment construction could lead to an increase in leasing costs or an inability to satisfy client demand, which could adversely affect the Company's operating margins and have a material adverse effect on the Company's business, financial condition and results of operations. In addition, although historically the Company has closely matched the length of its leasing obligations with clients' rental commitments, the Company's ability to continue to do so will depend upon the willingness of property owners to agree to flexible lease terms. In particular, as the Company enters into new markets characterized by a scarcity of available rental housing, such as the San Francisco market where the Company recently began operations, the Company may be required to agree to longer lease terms that do not necessarily match its customers' rental terms, which could result in a decrease in the Company's occupancy rates. The Company considers the added risks of longer lease terms when pricing the rental units in such markets. However, there can be no assurance that market conditions will allow the Company to pass on the cost of potentially higher vacancies to its customers. See "Business."

DEPENDENCE ON KEY PERSONNEL

     The Company depends to a significant degree on its key management personnel, the loss of any one of whom could have a material adverse effect on its business, financial condition and results of operations. The Company does not maintain life insurance on any of its key personnel. See "Management."

CONTROL BY MANAGEMENT

     Following the completion of this offering, the Company's four current stockholders, three of whom are directors and officers of the Company, will beneficially own a total of approximately 58.6% of the outstanding Common Stock. If these stockholders vote together as a group, they will have the ability to elect the Company's entire board of directors and control the affairs of the Company, including all fundamental corporate transactions such as mergers, consolidations and the sale of substantially all of the Company's assets. Among other things, these stockholders could prevent or delay a change in control of the Company that may be favored by a majority of the remaining stockholders. Such ability to prevent or delay such a change in control of the Company also may have an adverse effect on the market price of the Common Stock. See "Principal Stockholders."

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Certificate of Incorporation and Bylaws could have the effect of preventing or discouraging an acquisition of the Company deemed undesirable by its Board of Directors. These include the existence of authorized but unissued Common Stock and the existence of authorized but unissued Preferred Stock, which could be issued by the Company's Board of Directors without stockholder approval, on such terms as the Board of Directors may approve. In addition, certain provisions of Maryland law applicable to the Company could have the effect of delaying, deferring or preventing a change in control of the Company. See "Description of Capital Stock."

NO PRIOR PUBLIC MARKET FOR COMMON STOCK

     Prior to this offering, there has been no public market for the Common Stock. There can be no assurance that an active trading market in the Common Stock will develop or be sustained upon completion of this offering or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price of the Common Stock will be determined by negotiations between the Company and the Representative of the Underwriters and may not be indicative of the market prices that will prevail in the public market after this offering, which may be highly volatile depending upon various factors, including the general economy, stock market conditions, announcements by the Company or its competitors and fluctuations in the Company's operating results. See "Underwriting."

POSSIBLE ADVERSE MARKET EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE

     Sales of significant amounts of Common Stock in the public market or the perception that such sales will occur could adversely affect the market price of the Common Stock or the future ability of the Company to raise capital through an offering of its equity securities. Of the 6,400,000 shares of Common Stock to be outstanding upon completion of this offering, the 2,650,000 shares offered hereby will be eligible for immediate sale in the public market without restriction unless they are held by "affiliates" of the Company within the meaning of Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). Pursuant to Rule 144, the remaining 3,750,000 shares of Common Stock will become eligible for sale 90 days following the date of this Prospectus. All of these shares are subject to lock-up agreements pursuant to which their holders have agreed that they will not sell, directly or indirectly, any Common Stock without the prior consent of A.G. Edwards & Sons, Inc. for a period of 180 days starting on the date of this Prospectus. See "Shares Eligible for Future Sale" and "Underwriting."

         TERMINATION OF S CORPORATION STATUS AND RELATED DISTRIBUTIONS

     Since its inception in 1986, the Company has elected to operate under Subchapter S of the Internal Revenue Code of 1986 (the "Code") and comparable provisions of certain state income tax laws. An S corporation generally is not subject to income tax at the corporate level (with certain exceptions under state income tax laws). Instead, the S corporation's income, as determined for income tax purposes, is reportable by the stockholders on their personal income tax returns. As a result, the Company's earnings have been taxed for federal and state income tax purposes, with certain exceptions, directly to the existing stockholders of the Company. Upon the effective date of this offering (the "Termination Date"), the Company's election as an S corporation will terminate and it will become taxed for federal and state income tax purposes as a C corporation.

     All undistributed S corporation earnings through the Termination Date will be distributed to the Company's four current stockholders using a portion of the net proceeds of this offering. At March 31, 1997, the undistributed S corporation earnings of the Company were estimated to be $2.5 million. The Company expects to accumulate additional earnings from April 1, 1997 to the Termination Date. The Company currently estimates that such additional earnings will be between $500,000 and $2.0 million, although the actual amount of such earnings may vary significantly.

     On June 13, 1997, in conjunction with the Recapitalization, the Company declared a distribution to the current stockholders totaling approximately $1.1 million, representing capital previously contributed to two of the Company's subsidiaries by those stockholders for tax basis purposes. The original amounts contributed were funded by distributions of previously taxed S corporation earnings from the Company's other two subsidiaries.

     As a result of the termination of the Company's S corporation status, the Company will record a one-time charge against earnings of approximately $165,000 to reflect a deferred income tax liability arising as a result of cumulative differences between financial statement and income tax reporting, principally relating to depreciation.

     The Company will enter into an agreement (the "Tax Indemnification Agreement") with the four current stockholders of the Company providing for, among other things, the indemnification of the Company by such stockholders for any federal and state income taxes (including interest) incurred by the Company if for any reason the Company is deemed to be treated as a C corporation during any period that it reported its taxable income as an S corporation. The Tax Indemnification Agreement further provides for the cross-indemnification of the Company and of each current stockholder for any losses or liabilities with respect to certain additional taxes (including interest and, in the case of such stockholders, penalties) resulting from the Company's operations during the period in which it was an S corporation. Purchasers of Common Stock in this offering will not be parties to the Tax Indemnification Agreement.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,650,000 shares of Common Stock offered hereby are estimated to be approximately $24.1 million ($27.8 million if the Underwriters' over-allotment option is exercised in full), after deducting the estimated underwriting discount and estimated offering expenses and assuming an initial public offering price of $10.00 per share.

     The Company will use a portion of the net proceeds of this offering to (i) distribute to current stockholders an amount equal to undistributed S corporation earnings through the Termination Date and (ii) pay current stockholders the previously declared $1.1 million distribution. The Company currently estimates that undistributed accumulated earnings as of the estimated Termination Date will be between $3.0 million and $4.5 million, although the actual amount of such earnings may vary significantly. The S corporation distribution will be reduced to the extent any distributions of accumulated earnings are made by the Company to its current stockholders prior to the Termination Date. See "Termination of S Corporation Status and Related Distributions" and "Dividend Policy."

     The Company also intends to use a portion of the net proceeds to repay various bank term loans and any balance outstanding on its line of credit. The Company's term loans had an aggregate outstanding balance of approximately $5.6 million as of June 15, 1997. This balance includes approximately $2.9 million borrowed to finance the Company's April 1, 1997 acquisition in Orlando and the June 1, 1997 acquisition in San Francisco, which loans are due in June 2000 and bear interest at the bank's Prime Rate plus 0.50%. The remaining term loan balance is comprised of a $1.5 million note bearing interest at the bank's Prime Rate plus 0.50% due June 1999, a $1.1 million note bearing interest at 8.70% due August 1998 and a $104,000 note bearing interest at 8.08% due July 1997, the borrowings under all of which were used for general working capital purposes. The Company's line of credit bears interest at the bank's Prime Rate plus 0.50% and at June 15, 1997 had an outstanding balance of $538,000.

     The Company may also use a portion of the net proceeds of the offering to finance the acquisition of other interim housing businesses. The Company currently does not have any commitment, understanding or arrangement with respect to any acquisition.

     All proceeds not used as described above will be used for working capital or other general corporate purposes. Pending utilization of the proceeds of this offering, the Company plans to invest such net proceeds in short-term money market investments, including certificates of deposit and interest-bearing bank accounts.

                                DIVIDEND POLICY

     The Company made distributions to its stockholders related to its S corporation status of approximately $878,000, $1.3 million and $2.2 million during the years ended December 31, 1994, 1995 and 1996, respectively, and of $1.3 million for the period from January 1, 1997 through June 20, 1997. In addition, on June 13, 1997, the Company declared a distribution of $1.1 million to current stockholders, which will be funded with a portion of the net proceeds of this offering.

     Other than the anticipated distribution of undistributed S corporation earnings through the Termination Date, the Company does not anticipate declaring or paying cash dividends in the foreseeable future. In addition, the Company's existing credit facility contains net worth covenants that could limit the payment of cash dividends without the consent of the lender.

                                 CAPITALIZATION

     The following table sets forth the short-term debt and capitalization of the Company at March 31, 1997 on an actual and a pro forma as adjusted basis. This table should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                              MARCH 31, 1997
                                                                         -------------------------
                                                                                      PRO FORMA
                                                                         ACTUAL    AS ADJUSTED (1)
                                                                         ------    ---------------
                                                                              (IN THOUSANDS)

Bank line of credit...................................................   $1,741        $    --
                                                                         ======    ============
Notes payable to bank.................................................   $1,544        $    --
                                                                         ------    ---------------
Stockholders' equity:
     Preferred Stock, $.01 par value, 5,000,000 shares authorized;
      none
       issued and outstanding.........................................       --             --
     Common Stock, $.01 par value, 45,000,000 shares authorized;
      3,750,000 shares issued and outstanding actual, and 6,400,000
       shares issued and outstanding pro forma as adjusted (2)........       38             64
     Additional paid-in capital.......................................    1,135         24,111
     Retained earnings................................................    2,622             --
                                                                         ------    ---------------
          Total stockholders' equity..................................    3,795         24,175
                                                                         ------    ---------------
               Total capitalization...................................   $5,339        $24,175
                                                                         ======    ============

---------------
(1) Gives effect to: (i) a distribution to the Company's current stockholders of undistributed S corporation earnings, which totaled approximately $2.5 million as of March 31, 1997; (ii) a distribution to current stockholders of $1.1 million declared on June 13, 1997; (iii) the recording of an anticipated $165,000 deferred tax liability relating to the termination of the Company's S corporation status; and (iv) the sale of the 2,650,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $10.00 per share and the application of a portion of the net proceeds therefrom to repay indebtedness as described under "Use of Proceeds." The actual amount of the S corporation distribution to be funded using a portion of the proceeds of this offering will reflect additional earnings of the Company from April 1, 1997 through the closing of this offering. See "Termination of S Corporation Status and Related Distributions" and "Dividend Policy."
(2) Excludes 700,000 shares of Common Stock reserved for issuance under the Company's recently adopted stock option plan, of which options to purchase 187,200 shares will be granted immediately upon the effectiveness of this offering at an exercise price equal to the initial public offering price per share. See "Management -- Stock Plan."

                                    DILUTION

     The Company's pro forma net tangible book value as of March 31, 1997 was $30,000, or approximately $0.01 per share. Pro forma net tangible book value per share as of March 31, 1997 represents total assets less intangible assets and total liabilities, after giving effect to the distribution of undistributed S corporation earnings, which were $2.5 million at March 31, 1997, a distribution to current stockholders of $1.1 million declared on June 13, 1997 and the related provision for deferred tax liabilities of $165,000, divided by the number of shares outstanding. After giving effect to the sale of the 2,650,000 shares of Common Stock offered hereby at an assumed initial public offering price of $10.00 per share and the receipt of the net proceeds of such sale (after deducting the estimated underwriting discount and estimated offering expenses), the pro forma net tangible book value as of March 31, 1997 would have been $24.2 million, or $3.78 per share. This represents an immediate increase in pro forma net tangible book value of $3.77 per share to existing stockholders and an immediate dilution to new investors of $6.22 per share. The following table illustrates this per share dilution:

    Assumed initial public offering price per share.....................             $10.00
         Pro forma net tangible book value per share at March 31,
          1997..........................................................   $ 0.01
         Increase per share attributable to new investors...............     3.77
                                                                           ------
    Pro forma net tangible book value per share at March 31, 1997 after
      the offering......................................................               3.78
                                                                                     ------
    Dilution in pro forma net tangible book value per share to new
      investors.........................................................             $ 6.22
                                                                                     ======

     If the Underwriters' over-allotment option is exercised in full, the pro forma net tangible book value per share of Common Stock after this offering would be $4.10 per share, which would result in dilution to new investors of $5.90 per share.

     The following table sets forth, as of March 31, 1997, the total number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and new investors (assuming the sale of 2,650,000 shares of Common Stock at an initial public offering price of $10.00 per share and before deducting the estimated underwriting discount and estimated offering expenses):

                                                SHARES PURCHASED       TOTAL CONSIDERATION       AVERAGE
                                              --------------------    ----------------------    PRICE PER
                                               NUMBER      PERCENT      AMOUNT       PERCENT      SHARE
                                              ---------    -------    -----------    -------    ---------
Existing stockholders......................   3,750,000       58.6%   $    84,000        0.3%    $  0.01
New investors..............................   2,650,000       41.4     26,500,000       99.7     $ 10.00
                                              ---------    -------    -----------    -------
     Total.................................   6,400,000      100.0%   $26,584,000      100.0%
                                               ========     ======     ==========     ======

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected financial data of the Company should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The consolidated statement of operations data for the years ended December 31, 1994, 1995 and 1996 and the consolidated balance sheet data at December 31, 1995 and 1996 are derived from, and are qualified by reference to, the audited consolidated financial statements included elsewhere in this Prospectus. The consolidated statement of operations data for the years ended December 31, 1992 and 1993, and the consolidated balance sheet data at December 31, 1992, 1993 and 1994 are derived from audited financial statements not included herein. The selected financial data as of and for the three months ended March 31, 1996 and 1997 have been derived from unaudited financial statements of the Company which, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial information set forth therein. The results of operations for the three months ended March 31, 1997 are not necessarily indicative of the results to be expected for the entire year ending December 31, 1997.

                                                                                                         THREE MONTHS ENDED
                                                               YEAR ENDED DECEMBER 31,                       MARCH 31,
                                                  --------------------------------------------------    --------------------
                                                   1992      1993       1994       1995       1996        1996        1997
                                                  ------    -------    -------    -------    -------    --------    --------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
    Revenue:
        Interim housing revenue................   $2,727    $3,651     $ 6,917    $ 9,390    $20,905    $  3,308    $  6,911
        Furniture and houseware revenue........    4,709     5,071       6,856      7,818      8,740       1,794       2,734
                                                  ------    -------    -------    -------    -------    --------    --------
            Total revenue......................    7,436     8,722      13,773     17,208     29,645       5,102       9,645
    Operating costs and expenses:
        Cost of interim housing revenue........    2,280     3,024       5,779      7,466     16,640       2,652       5,501
        Cost of furniture and houseware
          revenue..............................    1,767     1,729       1,891      2,148      1,832         478         666
        Personnel and payroll costs............    1,769     2,390       3,464      3,876      5,597       1,153       1,674
        Occupancy costs and nonrental
          depreciation and amortization........      347       455         626        660        994         204         283
        Other operating costs..................      373       212         488        942      1,616         374         506
                                                  ------    -------    -------    -------    -------    --------    --------
            Total operating costs and
              expenses.........................    6,536     7,810      12,248     15,092     26,679       4,861       8,630
                                                  ------    -------    -------    -------    -------    --------    --------
    Earnings from operations...................      900       912       1,525      2,116      2,966         241       1,015
    Interest expense...........................      113        68         195        240        308          59          81
                                                  ------    -------    -------    -------    -------    --------    --------
    Net income.................................   $  787    $  844     $ 1,330    $ 1,876    $ 2,658    $    182    $    934
                                                  ======    =======    =======    =======    =======    ========    ========
PRO FORMA DATA (1):
    Net income.................................                                              $ 1,595                $    560
                                                                                             =======                ========
    Net income per common share................                                              $  0.40                $   0.14
                                                                                             =======                ========
    Weighted average common shares outstanding
      (2)......................................                                                3,960                   3,960

                                                                          DECEMBER 31,                       MARCH 31,
                                                         ----------------------------------------------      ---------
                                                          1992      1993      1994      1995      1996         1997
                                                         ------    ------    ------    ------    ------      ---------
                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
    Cash..............................................   $  214    $   19    $   24    $  229    $  503       $     6
    Property on or held for lease, net................    1,669     1,907     2,660     3,059     4,099         3,846
    Total assets......................................    2,538     3,241     5,932     6,519     9,678        10,263
    Bank line of credit...............................       --       612       546       200       800         1,741
    Notes payable to bank.............................    1,083       490       453       743     1,882         1,544
    Total stockholders' equity........................      975     1,409     1,862     2,481     2,983         3,795

------------------
(1) For all periods presented, the Company elected to be treated as an S corporation and was not subject to federal and certain state income taxes. The Pro Forma Data reflects federal and state income tax based on applicable tax rates as if the Company had not elected S corporation status for the periods indicated. See Note L to the Consolidated Financial Statements.
(2) The pro forma weighted average common shares outstanding is based on: (i) the weighted average shares outstanding during the period; and (ii) the assumed sale of a sufficient number of shares of Common Stock necessary to provide funds to make a distribution of all undistributed S corporation earnings at March 31, 1997 in excess of earnings for the twelve-month period then ended and to make the distribution of $1.1 million declared on June 13, 1997. See "Termination of S Corporation Status and Related Distributions," "Dividend Policy" and Note L to the Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     ExecuStay is a leading provider of interim housing for corporate clients and professionals. In addition to providing fully furnished interim housing to ExecuStay residents, the Company also rents housewares and furniture to customers other than ExecuStay residents such as owners and managers of apartment communities who wish to offer fully furnished accommodations directly to their tenants. While houseware rental services are provided by the Company in most locations where it has sales offices, the Company provides furniture rental services to its residents located within approximately 200 miles of its warehouse in Washington.

     The Company has been profitable since it began interim housing operations in 1988. Prior to 1997, the Company's expansion had been achieved entirely through internal growth. Before 1995, the Company had offices in three cities (Washington, Los Angeles and Philadelphia). In early 1995, the Company added a location in Richmond and, in November 1995, an office was opened in Charlotte. In January 1996, offices were opened in Raleigh and Ft. Lauderdale. In June 1997, the Company opened an office in Atlanta. The Company recently signed an agreement with a national apartment property owner and manager to operate an interim housing program at 22 properties in Phoenix. The Company intends to begin operations in Phoenix within the next few months.

     The Company began implementing its acquisition strategy in 1997. In April 1997, the Company purchased certain assets and all existing customer leases of an Orlando interim housing business that had 1996 revenues of approximately $1.7 million. On June 1, 1997, the Company purchased an interim housing business in San Francisco, which had 1996 revenue of approximately $9.0 million, from a local property developer and obtained the exclusive right to provide interim housing services at 15 properties owned by the developer. See "Recent Expansion."

     Growth in revenue is derived primarily from increases in the number of leases signed with ExecuStay residents. As the Company has opened sales offices, the number of apartments under lease has increased each year at each office. The four new offices opened in 1995 or 1996 achieved operating profitability within six to twelve months.

RESULTS OF OPERATIONS

     The following table sets forth consolidated statement of operations data as a percentage of total revenue for the periods indicated.

                                                                                    THREE MONTHS
                                                              YEAR ENDED               ENDED
                                                             DECEMBER 31,            MARCH 31,
                                                        -----------------------    --------------
                                                        1994     1995     1996     1996     1997
                                                        -----    -----    -----    -----    -----
Revenue:
     Interim housing revenue.........................    50.2%    54.6%    70.5%    64.8%    71.6%
     Furniture and houseware revenue.................    49.8     45.4     29.5     35.2     28.4
                                                        -----    -----    -----    -----    -----
          Total revenue..............................   100.0%   100.0%   100.0%   100.0%   100.0%
Operating costs and expenses:
     Cost of interim housing revenue.................    42.0     43.4     56.1     52.0     57.0
     Cost of furniture and houseware revenue.........    13.7     12.5      6.2      9.4      6.9
     Personnel and payroll costs.....................    25.2     22.5     18.8     22.6     17.4
     Occupancy costs and nonrental depreciation and
       amortization..................................     4.5      3.8      3.4      4.0      2.9
     Other operating costs...........................     3.5      5.5      5.5      7.3      5.2
                                                        -----    -----    -----    -----    -----
          Total operating costs and expenses.........    88.9     87.7     90.0     95.3     89.4
                                                        -----    -----    -----    -----    -----
Earnings from operations.............................    11.1     12.3     10.0      4.7     10.6
Interest expense.....................................     1.4      1.4      1.0      1.1      0.9
                                                        -----    -----    -----    -----    -----
Net income...........................................     9.7%    10.9%     9.0%     3.6%     9.7%
                                                        =====    =====    =====    =====    =====

     Interim housing revenue consists of all income (primarily apartment rental) from ExecuStay residents, including furniture, housewares and accessories rental and utilities income related to apartment units occupied by ExecuStay residents.

     Furniture and houseware revenue includes all income from customers other than ExecuStay residents and also includes revenue from the sale of used inventory.

     Cost of interim housing revenue primarily includes rent paid by the Company, as lessee, to apartment owners and also includes furniture and houseware rental expense and utilities paid by the Company related to apartment units used by ExecuStay residents. Commissions and other compensation paid to Company office managers and salespersons are not included in the cost of interim housing revenue.

     Cost of furniture and houseware revenue includes depreciation on furniture and housewares inventory used or held in inventory. Payroll expense directly related to delivery of furniture and housewares is not included in the cost of furniture and houseware revenue.

COMPARISON OF THE THREE MONTHS ENDED MARCH 31, 1997 TO THE THREE MONTHS ENDED MARCH 31, 1996

     The Company's total revenue increased 89% to $9.6 million for the three months ended March 31, 1997 from $5.1 million for the same period in 1996. This increase resulted primarily from a $3.6 million increase (109%) in interim housing revenue, reflecting the Company's primary focus on expanding its interim housing business. This increase was the result of increased activity at the three sales offices opened in late 1995 and early 1996 as well as an increase from the offices open during both periods. Aggregate interim housing revenue from the four established offices that had been open throughout both periods (Washington, Los Angeles, Philadelphia and Richmond) increased 52% from $2.9 million in the first three months of 1996 to $4.4 million for the same period in 1997, reflecting the continued development and market penetration of these offices. The balance of the increase in total revenue resulted from a $941,000 increase (52%) in furniture and houseware revenue from the first three months of 1996 to the same period in 1997, including a sale of approximately $480,000 to one customer in 1997.

     The cost of interim housing revenue increased 104% to $5.5 million for the three months ended March 31, 1997 from $2.7 million for the same period in 1996. The cost of furniture and houseware revenue increased 39% to $666,000 from $478,000 during the same periods. The cost increases paralleled the increases in related revenue. Personnel and payroll costs and occupancy and nonrental depreciation and amortization increased by $521,000 (45%) and $79,000 (39%), respectively, during the same periods. These increases were due to the addition of sales and office personnel as well as increases in office space and related costs in some offices, which were necessary to create and support the increased business levels. Other operating costs increased 35% to $506,000 from $374,000 during the same periods primarily as a result of increased advertising and promotion relating to the recently opened offices.

     Interest expense increased by $22,000 in the quarter ended March 31, 1997 due to greater utilization of the Company's bank line of credit as the Company expanded.

     Net income increased to $934,000 for the quarter ended March 31, 1997 from $182,000 for the quarter ended March 31, 1996.

COMPARISON OF 1996 TO 1995

     The Company's total revenue increased 72% to $29.6 million for the year ended December 31, 1996 from $17.2 million for the year ended December 31, 1995. Substantially all of this increase resulted from an $11.5 million increase (122%) in interim housing revenue, which was $20.9 million in 1996 compared to $9.4 million in 1995. This increase was the result of increased activity at the three sales offices opened in late 1995 and early 1996 as well as an increase from the offices open during both periods. Furniture and houseware revenue increased 12% to $8.7 million in 1996 from $7.8 million in 1995. The growth in furniture and houseware revenue was less than the growth in interim housing revenue primarily because of the Company's strategy to focus on expanding its interim housing business.

     The cost of interim housing revenue increased 121% to $16.6 million in 1996 from $7.5 million in 1995. This cost increase paralleled the increase in related interim housing revenue. The cost of furniture and houseware revenue decreased 14% to $1.8 million in 1996 from $2.1 million in 1995 due to a decrease in furniture and houseware inventory depreciation expense. Personnel and payroll costs increased by 44% to $5.6 million in 1996 from $3.9 million in 1995. This increase primarily resulted from the addition of three offices and increased staffing in four established offices. Interim housing operations were responsible for $1.0 million (60%) of this increase. Similarly, occupancy costs increased by 51% to $994,000 in 1996 from $660,000 in 1995. This increase was due to the opening of the Charlotte, Raleigh and Fort Lauderdale offices and related warehouse locations. Other operating costs increased 70% to $1.6 million in 1996 from $943,000 in 1995. This increase was primarily due to additional advertising, promotion and other selling expenses incurred in new and existing interim housing markets.

     Interest expense increased to $308,000 in 1996 from $240,000 in 1995 due to an increase in indebtedness associated with establishing new office and warehouse locations.

     Net income increased 42% to $2.7 million in 1996 from $1.9 million in 1995.

COMPARISON OF 1995 TO 1994

     The Company's total revenue increased 25% to $17.2 million for the year ended December 31, 1995 from $13.8 million for the year ended December 31, 1994. Most of this increase resulted from a $2.5 million increase (36%) in interim housing revenue, which was $9.4 million in 1995 compared to $6.9 million in 1994. The Richmond office, which opened in early 1995, accounted for the majority of this increase and the Charlotte office, which opened in October 1995, also contributed to this increase. Furniture and houseware revenue increased 13% to $7.8 million in 1995 from $6.9 million in 1994. The growth in furniture and houseware revenue was less than the growth in interim housing revenue primarily because of the Company's strategy to focus on expanding its interim housing business.

     The cost of interim housing revenue increased 29% to $7.5 million in 1995 from $5.8 million in 1994 due to the increased volume of leased apartment units. The cost of furniture and houseware revenue increased by

11% to $2.1 million in 1995 from $1.9 million in 1994. Personnel and payroll costs and occupancy costs increased (11% and 5%, respectively) from 1994 to 1995, although at a lesser rate than related revenue growth. These expenses increased from $3.5 million and $626,000, respectively, in 1994 to $3.9 million and $660,000, respectively, in 1995. Other operating costs, although only 5% of total revenue in 1995, increased 93% to $943,000 in 1995 from $488,000 in 1994. This increase was primarily due to costs and expenses associated with establishing two offices and a warehouse in 1995.

     Interest expense increased to $240,000 in 1995 from $195,000 in 1994.

     Net income increased 46% to $1.9 million in 1995 from $1.3 million in 1994.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth certain statement of operations data for the last nine quarters, and such data expressed as a percentage of total revenue for each quarter. This data has been derived from the Company's unaudited quarterly financial statements. In management's opinion, these quarterly financial statements have been prepared on a basis consistent with the audited financial statements contained elsewhere herein, and include all adjustments, consisting only of normal recurring adjustments, which the Company considers necessary for a fair presentation of the information presented, when read in conjunction with the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The results of operations for any quarter and any quarter-to-quarter trends are not necessarily indicative of the results to be expected for any future periods. The Company's business levels are tied to the volume of corporate long-term assignments and relocation activities in its market areas and throughout the country. Corporate relocations typically decline from September through January, which includes the holiday season. This may cause fluctuations in the Company's quarterly earnings. See "Risk
Factors -- Fluctuations in Operating Results; Seasonality."

                                                                        THREE MONTHS ENDED
                                  -----------------------------------------------------------------------------------------------
                                  3/31/95    6/30/95    9/30/95    12/31/95   3/31/96    6/30/96    9/30/96    12/31/96   3/31/97
                                  -------    -------    -------    -------    -------    -------    -------    -------    -------
                                                                          (IN THOUSANDS)
Revenue:
  Interim housing revenue......   $1,897     $2,270     $2,441     $2,782     $3,308     $4,655     $6,361     $6,581     $6,911
  Furniture and houseware
    revenue....................    1,725      1,967      2,027      2,099      1,794      2,101      2,549      2,296      2,734
                                  -------    -------    -------    -------    -------    -------    -------    -------    -------
    Total revenue..............    3,622      4,237      4,468      4,881      5,102      6,756      8,910      8,877      9,645
Operating costs and expenses:
  Cost of interim housing
    revenue....................    1,493      1,773      1,967      2,233      2,652      3,658      4,967      5,363      5,501
  Cost of furniture and
    houseware revenue..........      463        673        543        469        478        517        429        408        666
  Personnel and payroll
    costs......................      846        947        980      1,103      1,153      1,310      1,543      1,591      1,674
  Occupancy costs and nonrental
    depreciation and
    amortization...............      147        159        172        182        204        223        248        319        283
  Other operating costs........      173        178        220        371        374        370        425        447        506
                                  -------    -------    -------    -------    -------    -------    -------    -------    -------
    Total operating costs and
      expenses.................    3,122      3,730      3,882      4,358      4,861      6,078      7,612      8,128      8,630
                                  -------    -------    -------    -------    -------    -------    -------    -------    -------
Earnings from operations.......      500        507        586        523        241        678      1,298        749      1,015
Interest expense...............       59         63         61         57         59         75         89         85         81
                                  -------    -------    -------    -------    -------    -------    -------    -------    -------
Net income.....................   $  441     $  444     $  525     $  466     $  182     $  603     $1,209     $  664     $  934
                                  ======     ======     ======     ======     ======     ======     ======     ======     ======

                                                                        THREE MONTHS ENDED
                                  -----------------------------------------------------------------------------------------------
                                  3/31/95    6/30/95    9/30/95    12/31/95   3/31/96    6/30/96    9/30/96    12/31/96   3/31/97
                                  -------    -------    -------    -------    -------    -------    -------    -------    -------
                                                                (AS A PERCENTAGE OF TOTAL REVENUE)
Revenue:
  Interim housing revenue......     52.4%      53.6%      54.6%      57.0%      64.8%      68.9%      71.4%      74.1%      71.7%
  Furniture and houseware
    revenue....................     47.6       46.4       45.4       43.0       35.2       31.1       28.6       25.9       28.3
                                  -------    -------    -------    -------    -------    -------    -------    -------    -------
    Total revenue..............    100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Operating costs and expenses:
  Cost of interim housing
    revenue....................     41.2       41.8       44.0       45.7       52.0       54.1       55.7       60.4       57.0
  Cost of furniture and
    houseware revenue..........     12.8       15.9       12.2        9.6        9.4        7.7        4.8        4.6        6.9
  Personnel and payroll
    costs......................     23.4       22.3       21.9       22.6       22.6       19.4       17.3       17.9       17.4
  Occupancy costs and nonrental
    depreciation and
    amortization...............      4.1        3.8        3.8        3.7        4.0        3.3        2.8        3.6        2.9
  Other operating costs........      4.8        4.2        4.9        7.6        7.3        5.5        4.8        5.0        5.2
                                  -------    -------    -------    -------    -------    -------    -------    -------    -------
    Total operating costs and
      expenses.................     86.2       88.0       86.9       89.3       95.3       90.0       85.4       91.6       89.5
                                  -------    -------    -------    -------    -------    -------    -------    -------    -------
Earnings from operations.......     13.8       12.0       13.1       10.7        4.7       10.1       14.6        8.4       10.5
Interest expense...............      1.6        1.5        1.4        1.2        1.1        1.1        1.0        1.0         .8
                                  -------    -------    -------    -------    -------    -------    -------    -------    -------
Net income.....................     12.2%      10.5%      11.8%       9.5%       3.6%       8.9%      13.6%       7.5%       9.7%
                                  ======     ======     ======     ======     ======     ======     ======     ======     ======

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided (used) by operating activities was $1.1 million for the year ended December 31, 1996, and ($943,000) for the three months ended March 31, 1997. In addition to the cash generated from operations, the Company has a line of credit arrangement with a commercial bank that has also provided term loans with two-year repayment terms at fixed interest rates. The term loans have been used to repay the line of credit balances on an annual basis. Total bank loans (including the outstanding balance on the line of credit) were $3.3 million at March 31, 1997, an increase of $603,000 over total bank loans of $2.7 million at December 31, 1996, which was a $1.7 million increase over total bank loans of $943,000 at December 31, 1995. These increases in bank loans were partly due to the startup of new offices and warehouses in late 1995 and early 1996. Additionally, the net purchase of inventory on or held for lease was $2.6 million during 1996 compared to $1.5 million during 1995 and $1.8 million during 1994.

     The Company's term loans had an aggregate outstanding balance of approximately $5.6 million as of June 15, 1997. This balance included approximately $2.9 million borrowed to finance the Company's April 1, 1997 acquisition in Orlando and the June 1, 1997 acquisition in San Francisco, which loans are due in June 2000 and bear interest at the bank's Prime Rate plus 0.50%. The remaining term loan balance was comprised of a $1.5 million note bearing interest at the bank's Prime Rate plus 0.50% due June 1999, a $1.1 million note bearing interest at 8.70% due August 1998, and a $104,000 note bearing interest at 8.08% due July 1997. The Company's line of credit bears interest at the bank's Prime Rate plus 0.50% and at June 15, 1997 had an outstanding balance of $538,000.

     The Company intends to use a portion of the net proceeds of this offering to repay its currently outstanding term loans as well as any outstanding balance under its line of credit. The Company intends to maintain, and may seek to increase, the bank line of credit arrangement after the offering.

     The Company believes that the net proceeds of this offering, together with cash generated from operations and borrowing under the bank line of credit, will be sufficient to meet the working capital needs of the Company for at least the next twelve months.

                                RECENT EXPANSION

     Management intends to continue implementing its expansion strategy both through acquisitions and by opening additional regional offices in new markets. The Company believes that, as it acquires interim housing businesses and strengthens its presence in new and existing markets, the Company's services will become increasingly attractive to national corporate clients. As part of its expansion strategy, the Company has recently acquired businesses located in Orlando and San Francisco, has opened a new office in Atlanta and intends to open an office in Phoenix in the near future.

ACQUISITIONS

     Orlando. On April 1, 1997, the Company paid $850,000 in cash to Corporate Accommodations, Inc. ("Corporate Accommodations") to acquire certain assets and all existing customers leases related to its interim housing business in Orlando. In connection with the acquisition, the Company and Corporate Accommodations' sole shareholder entered into a five-year employment and non-competition agreement. The Company accounted for the transaction using purchase accounting and recorded tangible assets of $45,000 and certain intangible assets including $100,000 relating to a non-compete agreement and goodwill of $705,000.

     San Francisco. On June 1, 1997, the Company acquired for $1,890,000 in cash the interim housing business of Prom X, Inc. ("Prom X"). In addition to the purchase of all intangible assets of the Prom X business, the Company has the right, for a period of 36 months, to provide interim housing services at 17 apartment complexes (the "Properties") owned or managed by affiliates of Prom X throughout the San Francisco metropolitan area. The Company has the right to be the exclusive provider of interim housing services at 15 of these Properties. In connection with the purchase, Prom X has agreed to refrain from engaging in the interim housing business in Northern California for a period of eight years. The Company accounted for the transaction using purchase accounting and recorded intangible assets including $100,000 relating to a non-compete agreement, $160,000 relating to existing contract rights and to an exclusivity agreement, and goodwill of $1,630,000.

     The Company has the right to lease up to a specified maximum number of apartment units (approximately 7% of the units) at each Property. The Company's exclusive rights with respect to a Property are subject to certain conditions, including the Company's rental of a minimum number of apartment units (approximately 5% of the units) at such Property for at least nine months in each of the three twelve-month periods beginning June 1, 1997. Failure to rent the minimum number of units at a particular Property will result in the loss of the Company's exclusive rights with respect to such Property.

     The San Francisco market is characterized by high occupancy rates and scarcity of housing accommodations available for rent. The Company believes that, in order to establish operations in markets such as San Francisco, it must ensure that a reliable supply of apartment units is available.

     The following table summarizes certain unaudited operating data of Corporate Accommodations and Prom X for the year ended December 31, 1996:

                                                                            YEAR ENDED
                                                                        DECEMBER 31, 1996
                                                                     ------------------------
                                                                       CORPORATE
                                                                     ACCOMMODATIONS    PROM X
                                                                     --------------    ------
                                                                          (IN THOUSANDS)
    Interim housing revenue.......................................       $1,707        $9,018
    Cost of interim housing revenue...............................        1,266         7,692
                                                                        -------        ------
    Earnings before personnel, occupancy and other operating
      costs.......................................................       $  441        $1,326
                                                                     ============      ======

NEW OFFICES

     Atlanta. In June 1997, the Company established a regional office in Atlanta. The Company has hired an office manager who has worked for various providers of interim housing and has relationships with interim housing corporate clients in the local market.

     Phoenix. The Company recently signed an agreement with a national apartment property owner and manager to operate an interim housing program at 22 properties in the Phoenix area. The Company is actively seeking an experienced office manager and intends to begin operations in Phoenix within the next few months.

                                    BUSINESS

OVERVIEW

     ExecuStay is a leading provider of interim housing for corporate clients and professionals. Through its ten regional offices, ExecuStay provides fully furnished high-quality apartments for stays of 30 days or more, offering a choice of locations, types of accommodation and accessories. ExecuStay residents enjoy home-like accommodations that are furnished according to their needs and preferences and generally priced comparably or more affordably than traditional full service hotels or all-suite hotels. The number of apartments occupied by ExecuStay residents has grown from approximately 190 at January 1, 1995 to approximately 1,630 at June 1, 1997, with an average rental period in the first half of 1997 of more than three months. The Company currently leases apartments in over 40 states and Puerto Rico.

     The Company believes that demand for interim housing services has been driven by continued growth in management and professional employment, the increasing importance to American business of flexibility and outsourcing and the impact of a more mobile and transitory population. The Company's customers include Fortune 500 companies, federal and state governmental agencies, small businesses and individuals. Corporate clients generally use interim housing to meet seasonal, temporary or startup needs and to accommodate employees who have been relocated or are on temporary assignment.

     The Company does not own any apartments, thereby avoiding the risks and capital requirements normally associated with real estate ownership. Instead, housing occupied by ExecuStay customers is leased to the Company (as tenant) from unaffiliated property owners and managers. Because the Company owns no residential housing, it can lease any residential unit available, which provides greater flexibility in accommodating the preferences of its customers. The Company generally has been able to enter into leases that match each resident's desired length of stay, which accounted for the Company's 98% occupancy rate in 1996. As the Company expands into markets with a scarcity of housing accommodations available for rent, it may enter into longer leases that do not necessarily match the lease terms of its residents, which could result in a decrease in the Company's overall occupancy rate.

     The Company generally can locate and furnish a residence within 24 hours of a request and usually can arrange the length of each lease to fit the customer's needs. The Company furnishes residences to each customer's taste with furniture, linens, electronics and housewares, along with art work and decorative accessories. Residential office furniture, fax machines, additional phone lines, computer equipment, exercise equipment and maid service can also be provided upon request. ExecuStay can locate accommodations for families with young children, infants or pets. Amenities vary by location but often include a swimming pool, hot tub, sauna, fitness center, tennis courts and clubhouse. All expenses relating to each residence, including rent, local and long-distance telephone service, cable television, utilities and trash removal, are billed to and paid by ExecuStay, which then bills each customer monthly in a single invoice. For corporate employees, the Company often bills the employer. For non-corporate customers, the Company typically charges the individual's credit card, which customers provide before commencement of occupancy.

     ExecuStay has established marketing, sales and service offices in the Atlanta, Charlotte, Ft. Lauderdale, Los Angeles, Orlando, Philadelphia, Raleigh, Richmond, San Francisco and Washington metropolitan areas. ExecuStay provides housewares (non-furniture accessories) both to its residents and to others from its warehouses in the Los Angeles, Ft. Lauderdale, Charlotte and Washington locations. The ownership of housewares inventory allows the Company to offer personalized accessories packages and enables it to monitor and control product quality and consistency. In addition to housewares rental, the Washington warehouse also provides furniture for ExecuStay residents in the Mid-Atlantic area and rents residential and commercial furniture to customers other than ExecuStay residents. In areas other than the Mid-Atlantic region, the Company uses unaffiliated furniture rental companies to provide furniture to ExecuStay residents.

THE HOUSING ACCOMMODATIONS INDUSTRY

     The U.S. lodging industry has experienced significant growth and increased market segmentation in the 1990s. According to D.K. Shifflet & Associates, the interim housing segment of the lodging industry, defined as stays of four weeks or longer, has grown faster than the lodging industry as a whole. Total U.S. paid room nights grew at a 4.8% compound annual growth rate from 1992 to 1996 while U.S. paid room nights for stays of four weeks or more grew at a 12.3% compound annual growth rate over the same period. The Company believes that the growth in the interim housing industry is a result of favorable economic and business conditions in recent years, continued growth in management and professional employment, the increasing importance to American business of flexibility and outsourcing, the heightened awareness of interim housing as a lodging alternative and the impact of a more mobile and transitory population.

     The following graph generally illustrates what the Company considers to be the various housing accommodation markets based on length of stay and the categories of lodging facilities that serve each market.

[Graph showing on the horizontal axis various housing accommodation markets (Short Stay (1 to 5 days), Extended Stay (5 to 30 days) and Interim Stay (30 days to one year +)) and indicating the categories of lodging facilities that serve each market (Traditional Hotel (1 to 5 + days), All-Suite Hotel (1 to 15 + days), Extended Stay Hotel (5 to 60 +/- days) and Interim Housing (30 days to one year +)]

     Amenities found in these accommodations vary greatly. The following chart illustrates typical amenities and characteristics found in each of these types of accommodations:

                                          TRADITIONAL    ALL-SUITE     EXTENDED STAY    EXECUSTAY INTERIM
                                             HOTEL         HOTEL        FACILITIES           HOUSING
                                          -----------    ----------    -------------    -----------------
    Average rate.......................      $69*           $91*           $75*            $2,000
                                          per night      per night      per night         per month
    Kitchen............................       No         Efficiency    Efficiency/          Full
                                                                           Full
    Dining room........................       No           Rarely         Rarely           Always
    Residential feel...................       No             No           Rarely           Always
    Washer/dryer.......................       No             No           Rarely           Usually
    Choice of furnishings..............       No             No             No              Wide
                                                                                          Selection

---------------
* Source: D.K. Shifflet & Associates. With respect to extended stay facilities, the average rate per night is based on data for Residence Inn, Homewood Suites, Amerisuites and Summerfield facilities.

INTERIM HOUSING RESIDENTS AND PROVIDERS

     Because of the length of their stays, interim housing residents seek a "home away from home." Just like any individual or family seeking a permanent home, interim housing residents desire accommodations that have a residential feel and the conveniences typically found only in homes. Interim housing residents typically have the following needs and preferences:

     Flexibility in Locations and Types of Accommodations. Interim housing residents typically seek housing accommodations conveniently located near their temporary workplace or in a desired neighborhood or school district. Residents also have varying needs with respect to the size, style and cost of their housing accommodations.

     Flexibility in Furnishings, Housewares and Amenities. Interim housing residents like to choose their own furniture and many wish to have fax machines, computers, home exercise equipment, extra televisions or telephones or other additional accessories. Many interim housing residents are also accustomed to amenities found in apartment or condominium complexes, such as swimming pools and fitness centers.

     Flexibility in Length of Stay. Interim housing residents have varying rental term needs, which are often less than the minimum rental periods typically available to individual tenants from apartment managers.

     Convenience. An interim housing customer generally prefers to avoid the difficulties and inconvenience of locating and leasing an apartment, arranging utilities, contracting for furniture, housewares and accessories and preparing the residence for occupancy.

     Interim housing customers traditionally have had to choose between two alternatives to meet their needs: renting a hotel room or leasing an apartment. Traditional hotel rooms do not offer the most basic amenities found in apartments or houses, such as kitchen and dining facilities. Interim housing customers staying at hotels live as permanent travelers rather than temporary residents. Although all-suite hotels usually provide larger units than traditional hotel rooms and often contain efficiency kitchens, most all-suite hotel rates are priced for short-stay business travelers, which may be too expensive for the longer stays of interim housing customers. In addition, traditional hotels and all-suite hotels generally are not located in residential neighborhoods and may not be located near an interim housing customer's workplace.

     To meet the increasing demand for housing accommodations for stays longer than five days, a growing number of hotel companies are building chains of extended-stay hotels, which offer standardized, pre-furnished units. However, extended-stay facilities are limited in the number of locations, types of accommodations and choice of amenities that they offer. In addition, extended-stay hotels do not offer the flexibility in furnishings and housewares that interim housing customers often desire, nor do they offer the feel of a residential community.

     Interim housing providers either own or lease living accommodations from third parties. These providers then rent the housing accommodations, usually fully furnished, to customers seeking long-term, but not permanent, accommodations.

     Interim housing providers vary widely in their structure, size and location. Some are apartment and condominium owners or managers who seek to fill vacancies or increase rental revenues by making a percentage of their units available to interim housing customers. These property owners and managers have an incentive to place customers in the limited number of apartments or condominiums that they manage. Also, many of these owners and managers pre-furnish their apartments or condominiums, limiting their customers' choices. Other competitors include small or medium size local and regional businesses that locate and furnish housing accommodations and operate much like ExecuStay.

     As corporations are increasingly outsourcing non-core functions, many have turned to service providers for their interim housing needs. These corporate clients generally prefer to deal with a single source that can provide customized services on a national basis. Because of this trend, the Company believes that local and regional providers of interim housing will find it increasingly difficult to compete for corporate clients. The Company believes that the general preference of corporate clients to work with a single national provider already has spurred consolidation within the interim housing services industry.

BUSINESS STRATEGY

     ExecuStay's goal is to strengthen its position as a leading provider of interim housing. The Company's business strategy encompasses the following elements:

     Expand Nationally. The Company believes that as it expands into new markets, its growing national presence and brand name recognition will enhance its ability to attract additional corporate clients and professionals as well as increase business with existing clients. The primary focus of the Company's expansion strategy is the acquisition of local and regional interim housing providers, while continuing to grow internally by selectively opening additional regional offices.

     ExecuStay evaluates potential expansion markets based on local competition, the availability of rental properties, the overall health and growth trends of local economies and the presence of corporate and government employers with significant interim housing needs. ExecuStay then decides whether to enter a new market through acquisition or by internal expansion.

          Acquisitions. In target markets, the Company intends to pursue the acquisition of existing businesses with profitable operating histories, a recognized local and regional presence and existing management that fits well with the Company's entrepreneurial management style. Expanding through acquisitions allows the Company to quickly gain market share in new or existing regions. When acquiring an existing business, ExecuStay generally attempts to retain key marketing and sales personnel, typically by offering incentive compensation based on the performance of the acquired business.

          Internal Expansion. In target markets where ExecuStay has not identified an attractive acquisition prospect, the Company may open additional regional offices to support its existing relationships or to establish new relationships with suppliers of housing accommodations. When establishing a new office, the Company generally seeks to hire an individual who has relationships with local interim housing customers as well as property managers that would give the Company both a supply of rental units and interim housing referrals. The Company's strategy is to pursue internal expansion opportunities where it believes it has the potential to achieve profitability within twelve months.

     As part of its expansion strategy, ExecuStay has acquired interim housing businesses in Orlando and San Francisco, has recently opened an office in Atlanta and intends to open an office in Phoenix in the near future. See "Recent Expansion."

     Expand Corporate Client Base. The Company strives to broaden its corporate client base through its growing national presence and name recognition, regional and national advertising and by increasing and strengthening its corporate relationships. The Company's customized billing and reporting services and its ability to locate and furnish the desired accommodations of a corporate employee in as little as 24 hours, are attractive to corporate clients. The Company believes that its specialized corporate client services, flexibility and increasing national presence and name recognition will be particularly attractive to corporate clients seeking a single national provider.

     Develop and Enhance Relationships with REITs and Other Apartment Owners and Managers. A key component of the Company's business strategy is to strengthen its existing relationships and to build new relationships with REITs and other property owners and managers throughout the country. These property owners and managers are not only the primary suppliers of rental units, but also are important sources of interim housing referrals. Maintaining close relationships with property owners and managers has helped the Company become established in new markets and strengthen its presence in existing markets.

     The Company believes that apartment owners and managers prefer to do business with the Company because it provides the property owner and manager with a single reliable tenant. Further, because ExecuStay does not own any real estate, it does not compete for tenants with property owners and managers but instead provides incremental business to them. By leasing to ExecuStay, property managers avoid the cost of finders' fees as well as tenant credit and reference checks. Apartment managers have also contracted with ExecuStay to operate their existing interim housing programs, providing ExecuStay an opportunity for immediate increases in local market share.

     Maintain Housing Flexibility / No Real Estate Ownership. The Company does not own and does not plan to own any of the accommodations that it rents to ExecuStay customers. As a result, ExecuStay can expand into new markets more quickly, avoid competing with property owners and avoid the risks normally associated with real estate ownership. This approach also reduces the Company's capital requirements and overhead costs and enables the Company to quickly adjust the quantity, mix and location of its accommodations as client needs dictate and local economic conditions warrant. In markets characterized by rental property shortages, the Company may be required to enter into longer term leases (six months to one year) with property owners in order to secure the needed supply of housing units. The Company considers the added risk of longer lease terms when pricing the rental units in such markets.

     Maintain and Enhance Management Information System. ExecuStay intends to maintain and enhance its proprietary management information system ("MIS"). The MIS operates through a wide area network that connects all ExecuStay offices throughout the country. ExecuStay's MIS assists the Company in controlling and managing customer service, lease and furnishings inventory and accounting and billing functions. At each ExecuStay regional office, service personnel input customer needs and preferences into the MIS, which seeks to match each new customer's occupancy date with the vacate date of an existing ExecuStay resident, thereby reducing turn-over costs. If a suitable match is not available, the MIS indicates the need for and facilitates the selection of a new apartment lease. As a result, ExecuStay is usually able to obtain a customer's desired housing accommodations within 24 hours of the customer's request. The MIS capabilities have enabled the Company to establish and access a nationwide database and will, the Company believes, facilitate the effective integration of the operations of acquired businesses and newly established offices.

EXECUSTAY SERVICES

     The Company provides the following services in markets throughout the country:

     Interim Housing Rental. ExecuStay provides high-quality interim housing accommodations. Residents specify the desired location, size and type of accommodations and also choose from an ExecuStay catalog of furniture and housewares. The Company generally arranges the length of each lease to fit the resident's needs. All leases are for 30 days or more. After locating the desired residence, the Company furnishes it with the resident's choice of furniture, linens, electronics, housewares, art work and decorative accessories. Upon request, the Company provides office furniture, fax machines, additional phone lines, computer equipment, exercise equipment and maid service. ExecuStay arranges all utility services, including cable television and long distance telephone service. Amenities vary by location but often include a swimming pool, hot tub, sauna, fitness center, tennis courts and clubhouse.

     Houseware Rental. Housewares for substantially all of the ExecuStay accommodations are supplied from the Company's regional warehouses located in Washington, Los Angeles, Ft. Lauderdale and Charlotte. In markets where the Company does not have a warehouse that can service its customers, the Company rents housewares from unaffiliated rental companies. In addition to servicing ExecuStay's interim housing customers, the Company's warehouses provide housewares to other interim housing providers and local apartment owners and managers. As it implements its expansion strategy, the Company plans to continue to supply most of its customers' houseware needs. ExecuStay's houseware business generates an attractive return on investment, complements the Company's other interim housing services and allows the Company to control the quality and availability of housewares.

     Furniture Rental. Except in the Mid-Atlantic area, the Company furnishes its accommodations with furniture rented from unaffiliated rental companies. In the Mid-Atlantic area, ExecuStay furnishes its housing accommodations with furniture from its Washington warehouse. ExecuStay's furniture division rents both to ExecuStay residents and to other interim housing service providers. In 1995, the Company established a commercial office furniture rental division, which also utilizes the Washington warehouse.

     Convenient Billing. The Company provides one monthly invoice to its customers. All expenses relating to each residence, including rent, furnishings, basic and long-distance telephone service, cable television, utilities and trash removal, are billed to and paid by ExecuStay, which then bills each customer in one charge on a single monthly invoice. For corporate employees, the Company bills either the employee or the corporate employer. For other ExecuStay residents, the Company typically charges the individual's credit card, which is provided by the customer before commencement of occupancy. ExecuStay also offers customized billing options and reporting to national corporate clients.

     Quality Assurance. ExecuStay monitors the quality of its services both through regional personnel and by a satisfaction survey that residents are asked to complete upon expiration of their stays. Because of the short-term nature of most of ExecuStay's leases, ExecuStay can quickly change suppliers of rental properties if a landlord is not responsive to the needs of ExecuStay and its customers. Similarly, in cases where ExecuStay does not provide furniture and housewares, ExecuStay can easily change the suppliers from whom it rents such items.

HEADQUARTERS AND REGIONAL OFFICES

     ExecuStay's headquarters, Washington regional office and Mid-Atlantic warehouse are located in Gaithersburg, Maryland. The Company performs all of its administrative services from this office, including accounting, national marketing and inventory management. ExecuStay established the following regional offices in the years indicated:

Los Angeles, California                   July 1988
Washington, D.C.*                         March 1991
Philadelphia, Pennsylvania                April 1993
Richmond, Virginia*                       March 1995
Charlotte, North Carolina                 November 1995
Raleigh, North Carolina                   January 1996
Ft. Lauderdale, Florida                   January 1996
Orlando, Florida*                         April 1997
San Francisco, California                 June 1997
Atlanta, Georgia                          June 1997

---------------
* The Washington regional office has a satellite sales office in Chantilly, Virginia. The Richmond office has a satellite sales office in Virginia Beach, Virginia. The Orlando office has a satellite sales office in Tampa, Florida.

     ExecuStay has found that the key elements to successful regional offices are: (i) providing ExecuStay's high-quality service and attention to customer needs; (ii) establishing strong relationships with corporate clients and with local apartment owners and managers; and (iii) attracting and retaining key personnel who have industry experience and relationships with local interim housing customers and suppliers.

SALES, MARKETING AND ADVERTISING

     Each of the regional offices employ office managers who are responsible for developing and maintaining relationships with corporate clients and property owners and managers. Because the Company does not own any real estate, it can establish mutual referral programs with property owners and managers. As a result of ExecuStay's centralized administration, managers and salespersons can focus on obtaining new clients and servicing existing ones. To develop client relationships, ExecuStay's salespersons regularly attend seminars and conferences attended by human resources professionals.

     Through its MIS, the Company offers customized billing and reporting to corporate clients. In addition, as ExecuStay's operations expand throughout the country, ExecuStay may offer temporary incentive programs to selected corporate clients to encourage them to use ExecuStay in new markets.

     The Company also obtains customers from advertisements in local rental property magazines and newspapers. The Company intends to begin a new advertising campaign in local business and rental property magazines emphasizing ExecuStay's growing national presence.

REGIONAL WAREHOUSES

     ExecuStay maintains warehouses in Washington, Los Angeles, Ft. Lauderdale and Charlotte. These warehouses provide items such as cutlery, dishes, kitchen utensils, linens and electronic products, including televisions, VCRs and stereos. The Washington furniture warehouse provides both residential and office furniture to ExecuStay's customers in the Mid-Atlantic area. ExecuStay does not plan to open new furniture warehouses, although the Company currently intends to expand the furniture warehouse facilities in Washington to better meet actual and anticipated growth in the region.

     ExecuStay leases all of its warehouse properties. ExecuStay anticipates opening a new warehouse to provide housewares in the San Francisco market. Additional regional warehouses may be opened in existing markets or to serve new markets.

COMPETITION

     The interim housing industry is highly competitive. The Company competes against numerous local, regional and national interim housing providers, both for customers and for accommodations. The Company expects competition in its business to intensify as existing competitors expand and new competitors enter the industry. The financial barriers to entry in the interim housing industry are relatively low, making it an attractive industry for potential new competitors. In particular, entities that maintain a vendor-vendee relationship with companies in this industry, such as real estate managers or furniture rental businesses, have entered the industry and more such entities may decide to enter the industry in the future.

     ExecuStay believes that the larger providers of interim housing are the Company's primary competitors. At the present time, such competitors include Oakwood Corporate Housing, Inc. ("Oakwood"), Bridgestreet Accommodations, Inc., Globe Furniture Rentals, Inc. and Accommodations America, Inc. Oakwood has established itself as the largest provider of interim housing accommodations, currently renting more than 10,000 interim housing units. Other significant competitors may emerge in the future. Certain of the Company's existing competitors have, and any new competitors that enter the industry may have, access to significantly greater financial resources than the Company.

     Providers of interim housing services also compete with traditional hotels, motels and all-suite and extended-stay hotels. A number of lodging chains and developers have recently announced plans to develop, or are currently developing, extended-stay hotels that may compete with the interim housing services provided by the Company. Moreover, several extended-stay lodging companies have recently raised substantial amounts of capital in public offerings for purposes of constructing and expanding lodging facilities.

     Factors that influence an interim housing customer's decision to choose one service provider over another include location, price and quality of accommodations, quality and scope of service and brand name recognition.

EMPLOYEES

     As of June 1, 1997, the Company employed approximately 215 full-time employees. The Company's employees are not subject to any collective bargaining agreements, and management believes that its relationship with its employees is good.

LEGAL PROCEEDINGS

     The Company is not a party to any material litigation.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company are as follows:

                     NAME                        AGE                      POSITION
----------------------------------------------   ---    --------------------------------------------
Gary R. Abrahams..............................   45     Chief Executive Officer and Director
Marc B. Kaplan................................   48     Chief Financial Officer and Director
Robert W. Zaugg...............................   52     Chief Operating Officer and Director
Benny E. Anderson.............................   34     Executive Vice President-Western Operations
Joseph C. Porpiglia...........................   50     Senior Vice President-Furniture Operations
David S. Santee (1)(2)........................   38     Director
Stuart C. Siegel (1)(2).......................   55     Director

---------------
(1) Member of Audit Committee
(2) Member of Compensation Committee

     ExecuStay Corporation was organized on June 4, 1997. Mr. Abrahams, Mr. Kaplan and Mr. Zaugg co-founded the Company's original subsidiary in 1986 and have held positions similar to those set forth above with each of the Company's subsidiaries since their respective inceptions. The following is a brief summary of the business experience of each of the executive officers and directors of the Company:

     GARY R. ABRAHAMS. Mr. Abrahams is the Company's Chief Executive Officer, a Director and a co-founder of the Company. He was an executive officer of Horizon Financial Corporation in Washington, D.C. from 1983 to 1987, was employed by Standard Federal Savings & Loan in Gaithersburg, Maryland from 1979 to 1983, and by Ernst & Ernst from 1975 to 1978.

     MARC B. KAPLAN. Mr. Kaplan is the Company's Chief Financial Officer, a Director and a co-founder of the Company. He was president of Horizon Financial Corporation from 1983 to 1987, was employed by Standard Federal Savings & Loan from 1976 to 1983, and by Arthur Young & Company from 1972 to 1976.

     ROBERT W. ZAUGG. Mr. Zaugg is the Company's Chief Operating Officer, a Director and a co-founder of the Company. He was an executive officer of Horizon Financial Corporation from 1983 to 1987, was employed by Standard Federal Savings & Loan from 1975 to 1983, by Equitable Federal Savings from 1972 to 1974, and by Peat, Marwick, Mitchell & Company from 1968 to 1972.

     BENNY E. ANDERSON. Mr. Anderson joined the Company in 1991 and is currently the Company's Executive Vice President of Western Operations. Before joining the Company, Mr. Anderson worked at Seychelles, Inc. as a controller from 1990 to 1991. He also worked as a controller from 1988 to 1990 at Trendmasters, Inc., a Los Angeles-based toy manufacturer.

     JOSEPH C. PORPIGLIA. Mr. Porpiglia has served as Senior Vice President of Furniture Operations since 1995. From 1989 to 1995, Mr. Porpiglia was a General Manager of CORT Business Services Corporation, a furniture rental company, where he most recently managed the furniture rental operations in Los Angeles and Washington.

     DAVID S. SANTEE. Mr. Santee has been a Director of the Company since June 1997. Since 1994, he has served as Division Vice President of Equity Residential Properties Trust ("Equity Properties"), a publicly traded REIT, where he is responsible for the operations of over 115 properties. Before joining Equity Properties in 1994, Mr. Santee was Vice President of Summit Properties, another publicly traded REIT. From 1983 to 1992, Mr. Santee worked for R&B Realty Group in various capacities.

     STUART C. SIEGEL. Mr. Siegel has been a Director of the Company since June 1997. For the last five years, he has served as Chairman of the Board of Directors and Chief Executive Officer of S & K Famous Brands, Inc., a menswear retailer.

     The term of office of each director of the Company ends at the next annual meeting of the Company's stockholders or when his or her successor is elected and qualified. Executive officers of the Company serve at the discretion of the Board of Directors. There are no family relationships among any of the directors or executive officers.

COMMITTEES

     In June 1997, the Board of Directors established a Compensation Committee and an Audit Committee. The Compensation Committee, comprised of Mr. Santee and Mr. Siegel, has the authority to determine the compensation of the Company's executive officers, including bonuses, and to administer the 1997 Incentive and Stock Option Plan. The Audit Committee, also comprised of Mr. Santee and Mr. Siegel, has the authority to make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the plan and results of the audit engagement, review the independence of the public accountants, consider the range of audit and nonaudit fees and review the adequacy of the Company's internal accounting controls.

DIRECTORS' COMPENSATION

     Directors who are employees of the Company do not receive any compensation for their service as directors. Following this offering, the Company will reimburse each director who is not an employee of the Company for out-of-pocket expenses incurred to attend meetings. Upon the effectiveness of this offering, the two non-employee directors will be granted an option to purchase 10,000 shares of Common Stock under the 1997 Incentive and Stock Option Plan. Any non-employee director first elected to the Board of Directors following the offering will likewise be granted an option to purchase 10,000 shares. In addition, each non-employee director will be granted an additional option to purchase 10,000 shares at the fourth anniversary of the initial grant if he or she is then still serving as a director. The exercise price will be the market price of the Company's Common Stock on the date of the grant, except that the exercise price of the first grant of options to non-employee directors shall be equal to the price per share in this initial public offering. Options to non-employee directors shall vest in 25% increments, starting on the date of grant and thereafter on each anniversary of such grant.

EXECUTIVE COMPENSATION

     The following table sets forth the cash and noncash compensation for 1996 awarded to or earned by Mr. Abrahams (the Company's Chief Executive Officer) and Messrs. Kaplan and Zaugg (all of whom are collectively referred to as the "Named Officers"). No other executive officer of the Company had salary and bonus earned in 1996 in excess of $100,000. The Company has not granted any options to the Named Officers.

                           SUMMARY COMPENSATION TABLE

                                                                                     ANNUAL
                                                                                  COMPENSATION
                                  NAME AND                                     ------------------
                             PRINCIPAL POSITION                                YEAR    SALARY (1)
----------------------------------------------------------------------------   ----    ----------
Gary R. Abrahams............................................................   1996     $ 99,616
     Chief Executive Officer
Marc B. Kaplan..............................................................   1996       99,616
     Chief Financial Officer
Robert W. Zaugg.............................................................   1996       99,616
     Chief Operating Officer

---------------
(1) The Company anticipates that the annual salary for the Named Officers will be increased to approximately $125,000 commencing in 1998. Any bonuses paid to the Named Officers will be determined by the Compensation Committee.

STOCK PLAN

     The Company has adopted the 1997 Incentive and Stock Option Plan (the "1997 Plan"), under which the Compensation Committee may grant options to purchase up to 700,000 shares of Common Stock to directors, executive officers, other employees and consultants of the Company. The 1997 Plan provides for the grant of incentive stock options ("Incentive Options") within the meaning of Section 422 of the Code and nonqualified stock options that do not qualify for such treatment ("Non-Qualifying Options"). The Board of Directors has granted, effective immediately following the effectiveness of this offering, options to purchase an aggregate of 187,200 shares of Common Stock at an exercise price per share equal to the initial public offering price in this offering. No other options have been granted under the 1997 Plan. The 1997 Plan also provides for awards of other stock-based grants consistent with the terms and purposes of the 1997 Plan.

     The 1997 Plan also provides for automatic grants of Non-Qualifying Options to each non-employee director as described above under "-- Directors' Compensation."

SAVINGS PLAN

     On January 1, 1996, the Company adopted a savings plan (the "401(k) Plan") covering all eligible employees. Employees must be at least 21 years of age and have completed one year of service to be eligible to participate in the 401(k) Plan. Enrollment occurs semiannually on January 1 or July 1 of each year. Participants may contribute up to 15% of their compensation, and the Company provides a matching contribution of 15% of the participant's contribution. In addition to the matching contribution, the Company may make an additional discretionary contribution annually. Vesting in the employer's contribution is at a rate of 25% per year beginning with the participant's third year of service.

INDEMNIFICATION ARRANGEMENTS

     Prior to the completion of this offering, the Company will enter into indemnification agreements pursuant to which it will agree to indemnify certain of its directors and officers against judgments, claims, damages, losses and expenses incurred as a result of the fact that such director or officer, in his capacity as such, is made or threatened to be made a party to any suit or proceeding. Such persons will be indemnified to the fullest extent now or hereafter permitted by the Maryland General Corporation Law, as amended (the "Maryland Law"). The indemnification agreements will provide for the advancement of certain expenses to such directors and officers in connection with any such suit or proceeding. The Company's Certificate of Incorporation and Bylaws also provide for the indemnification of the Company's directors and officers to the fullest extent permitted by the Maryland Law.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Board of Directors did not have a Compensation Committee prior to June 1997, and the functions of the Compensation Committee have been performed by the Board of Directors as a whole. For information concerning certain transactions and relationships between the Company and the current members of the Board of Directors, see "Certain Transactions."

                              CERTAIN TRANSACTIONS

HEADQUARTERS AND WAREHOUSE LEASE

     In August 1993, the Company entered into a 20-year lease with 7595 Rickenbacker LLC, which is owned in equal shares by Messrs. Abrahams, Zaugg and Kaplan, who are directors, executive officers and principal stockholders of the Company. Under the terms of the lease, the Company leases approximately 38,000 square feet at 7595 Rickenbacker Drive, Gaithersburg, Maryland 20879, which is used as the Company's headquarters and primary warehouse facility, at a current rental rate of approximately $21,000 per month. The rental rate is subject to annual increases based upon the consumer price index for the Washington metropolitan area. The Company must bear all maintenance and repair costs and pay utilities, property taxes and insurance for the premises. The Company believes that the terms of the lease, including the rental rate, are at least as favorable to the Company as those which could have been negotiated with an unaffiliated third party.

COMPANY LOAN GUARANTEE

     The Company has guaranteed a loan from a commercial bank to 7595 Rickenbacker LLC, which is owned by Messrs. Abrahams, Zaugg and Kaplan, the proceeds of which were used to purchase the building that is leased by the Company and used as its headquarters. The outstanding balance on this loan was $944,000 at March 31, 1997.

RECAPITALIZATION

     ExecuStay Corporation was incorporated in Maryland on June 4, 1997 to acquire and hold all of the outstanding shares of its operating subsidiaries. Prior to that time, all of the outstanding shares of the operating subsidiaries were held by Messrs. Abrahams, Zaugg, Kaplan and Anderson. In anticipation of the offering contemplated hereby, the four individual stockholders transferred all of the outstanding shares of common stock of the subsidiaries to the Company in exchange for an aggregate of 3,750,000 shares of Common Stock of the Company, which constitute all of the currently outstanding shares.

S CORPORATION DISTRIBUTIONS

     A portion of the proceeds of this offering will be used to pay the distributions of undistributed S corporation earnings through the Termination Date. See "Termination of S Corporation Status and Related Distributions."

SPECIAL STOCKHOLDERS' DISTRIBUTION

     On June 13, 1997, in conjunction with the Recapitalization, the Company declared a distribution to the current stockholders totaling approximately $1.1 million, representing capital contributed to two of the Company's subsidiaries by those stockholders for tax basis purposes. The original amounts contributed were funded by distributions of previously taxed S corporation earnings received by those stockholders from the Company's other two subsidiaries.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership of the Common Stock, as of the date of this Prospectus, before giving effect to the sale by the Company of the 2,650,000 shares of Common Stock hereby and as adjusted to reflect such sale, by (i) each person who is known by the Company to beneficially own more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) the Named Officers and (iv) all directors and executive officers of the Company as a group:

                                                                           PERCENTAGE OWNED (1)
                                                              SHARES      ----------------------
                                                             BENEFICIALLY  BEFORE        AFTER
                         NAME (2)                            OWNED (1)    OFFERING      OFFERING
----------------------------------------------------------   ---------    --------      --------
Gary R. Abrahams..........................................   1,187,500       31.7%         18.6%
Marc B. Kaplan............................................   1,187,500       31.7          18.6
Robert W. Zaugg...........................................   1,187,500       31.7          18.6
Benny E. Anderson.........................................     187,500        5.0           2.9
David S. Santee...........................................       2,500(3)    *             *
Stuart C. Siegel..........................................       2,500(3)    *             *
All executive officers and directors as a group (7
  persons)................................................   3,755,000      100.0%         58.6%

------------------
 *  Less than 1%.
(1) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission, and generally include voting power and/or investment power with respect to securities. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days of the date of this Prospectus, are deemed outstanding for computing the percentage of the person holding such options or warrants but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, the Company believes that the persons named in this table, based on information provided by such persons, have sole voting and investment power with respect to the shares of Common Stock indicated.
(2) Mr. Santee's address is 4733 Bethesda Ave., Suite 400, Bethesda, Maryland 20814. Mr. Siegel's address is 11100 West Broad Street, Glen Allen, Virginia 23060. The address of all other persons named above is 7595 Rickenbacker Drive, Gaithersburg, Maryland 20879.
(3) Represents shares issuable upon the exercise of options to be granted upon the effectiveness of this offering to the extent exercisable within 60 days thereafter.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the closing of this offering, the Company's authorized capital stock will consist of 45,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share. The following brief description of the Company's capital stock does not purport to be complete and is subject in all respects to applicable law and the provisions of the Company's Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part. Immediately prior to the closing of this offering, the Company will have 3,750,000 shares of Common Stock outstanding, held of record by four stockholders.

COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that holders of more than 50% of the shares voted for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends ratably when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, fully paid and nonassessable. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

     Upon completion of this offering, the Company's existing stockholders will beneficially own 58.6% of the outstanding shares of Common Stock (55.2% if the Underwriters' over-allotment option is exercised in full) and will therefore be able to elect the entire Board of Directors and control all matters submitted to stockholders for a vote.

PREFERRED STOCK

     Preferred Stock may be issued from time to time in one or more classes or series with such designations, powers, preferences, rights, qualifications, limitations and restrictions as may be fixed by the Company's Board of Directors without stockholder approval. The Board of Directors could issue Preferred Stock with voting and/or conversion rights and thereby dilute the voting power and equity of the holders of the Common Stock and adversely affect the market price of such stock. The issuance of Preferred Stock could also be used as an anti-takeover measure by the Company without any further action by the stockholders. The Company has no present plans to issue shares of Preferred Stock.

CERTAIN PROVISIONS OF MARYLAND LAW

     Business Combinations. Under Section 3-601, et seq. of the Maryland Law (the "Business Combination Statute"), to which the Company is subject, certain "business combinations" (including mergers or similar transactions subject to a statutory stockholder vote and additional transactions involving transfers of assets or securities in specific amounts) between a Maryland corporation subject to the Business Combination Statute and (i) any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation's outstanding voting shares after the date on which the corporation had 100 or more beneficial owners of its stock, or (ii) any affiliate or associate of the corporation who, at any time within the preceding two years and after the date on which the corporation had 100 or more beneficial owners of its stock, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder"), or an affiliate thereof, are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder unless an exemption is available. Thereafter, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by all holders of outstanding voting shares of the corporation; and (ii) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom the business combination is to be effected, unless the corporation's stockholders receive a minimum price (as described in the Business Combination Statute) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. The Business Combination Statute does not apply, however, to business combinations that are (a) exempted in the corporation's charter prior to the time the corporation became subject to the Business Combination Statute or (b) approved or exempted by the board of directors prior to the time that the Interested Stockholder becomes an Interested Stockholder. After a corporation becomes subject to the Business Combination Statute, in order to amend the corporation's charter to elect not to be subject to the foregoing requirements with respect to one or more Interested Stockholders, the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and two-thirds of the votes entitled to be cast by holders of outstanding shares of voting stock who are not Interested Stockholders is required.

     Control Share Acquisition. Section 3-701, et seq. of the Maryland Law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

     A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and delivery of an "acquiring person statement"), may compel the corporation's board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

     Unless the certificate of incorporation or bylaws provide otherwise, if voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement within 10 days following a control share acquisition then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. Moreover, unless the certificate of incorporation or bylaws provide otherwise, if voting rights for control shares are approved at a stockholders' meeting and the acquiror becomes entitled to exercise or direct the exercise of a majority or more of all voting power, other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

     The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the certificate of incorporation or bylaws of the corporation.

     The Business Combination Statute and the control share acquisition statute could have the effect of discouraging takeover proposals and delaying or preventing a change of control of the Company not approved by its Board of Directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Norwest Bank Minnesota, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have outstanding 6,400,000 shares of Common Stock (assuming no exercise of the Underwriters' over-allotment option). Of these shares, the 2,650,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, unless they are purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act of 1933 (which sales would be subject to certain limitations and restrictions described below). All of the remaining 3,750,000 shares of Common Stock may be sold in the public market commencing 90 days following the date of this Prospectus, subject to the volume and other limitations of Rule 144 promulgated under the Securities Act of 1933. However, the holders of all of these remaining shares have executed lock-up agreements with A.G. Edwards & Sons, Inc., under which such stockholders agreed that they will not sell, directly or indirectly, any Common Stock without the prior consent of A.G. Edwards & Sons, Inc. for a period of 180 days from the date of this Prospectus. See "Underwriting."

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year (including the holding period of any prior owner except an affiliate) is entitled to sell in "brokers' transactions" or to market makers, within any three-month period a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (approximately 64,000 shares immediately after this offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are subject to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144.

     After the completion of this offering, the Company intends to file one or more registration statements on Form S-8 under the Securities Act to register an aggregate of 700,000 shares of Common Stock issuable pursuant to the Company's 1997 Plan. After the date of such filing, shares purchased pursuant to this plan generally would be available for resale in the public market. Upon the effectiveness of this offering, the Company will have outstanding options to purchase an aggregate of 187,200 shares of Common Stock. See
"Management -- Stock Plans."

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the underwriters named below (the "Underwriters"), for whom A.G. Edwards & Sons, Inc. is acting as representative (the "Representative"), and each of the Underwriters has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                                            NUMBER OF
                                  UNDERWRITERS                               SHARES
        -----------------------------------------------------------------   ---------
        A.G. Edwards & Sons, Inc. .......................................

                                                                            ---------
                  Total..................................................   2,650,000
                                                                             ========

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all 2,650,000 shares of Common Stock offered hereby if any such shares of Common Stock are purchased. In the event of a default by any Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company has been advised by the Representative that the several Underwriters propose initially to offer such shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess
of $     per share. The Underwriters may allow and such dealers may re-allow a
concession not in excess of $     per share to other dealers. After the initial
public offering, the public offering price and such concessions may be changed.

     The Company has granted to the Underwriters an option, expiring 30 days from the date of this Prospectus, to purchase up to an aggregate of 397,500 additional shares of Common Stock at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the sale of shares of Common Stock that the Underwriters have agreed to purchase. To the extent the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment.

     The Company has agreed that it will not sell, without the consent of A.G. Edwards & Sons, Inc., any Common Stock or any securities convertible into Common Stock, during the 180 days following the date of this Prospectus except for the Common Stock offered in this offering. In addition, each current stockholder of the Company, including each officer and director, has agreed not to sell, without the consent of A.G. Edwards & Sons, Inc., any Common Stock for the 180-day period. A.G. Edwards & Sons, Inc. will not consent to any shortening of such period unless, in its judgment, the timing of the sales and the number of shares of Common Stock sold as a result of any such consent would not have a material adverse effect on the market for the Common Stock. In such event, such sales would not necessarily be preceded by a public announcement by the Company or A.G. Edwards & Sons, Inc. that such consent has been given.

     Prior to the offering, there has been no public market for the Common Stock. The initial public offering price for the shares of Common Stock included in this offering will be determined by negotiation among the

Company and the Representative. Among the factors to be considered in determining such price will be the history of and prospects for the Company's business and the industry in which it operates, an assessment of the Company's management, past and present revenue and earnings of the Company, the prospects for growth of the Company's revenue and earnings and currently prevailing conditions in the securities markets.

     The Representative has advised the Company that it does not intend to confirm sales to any account over which it exercises discretionary authority.

     In connection with the offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the offering than they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 397,500 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, A.G. Edwards & Sons, Inc., on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required and, if undertaken, may be discontinued at any time.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

     Certain legal matters relating to this offering will be passed upon for the Company by Dorsey & Whitney LLP, Minneapolis, Minnesota. Certain matters relating to Maryland law, including the validity of the securities offered hereby, will be passed upon by Piper & Marbury L.L.P., Washington, D.C. Certain legal matters relating to the offering will be passed upon for the Underwriters by Hale and Dorr LLP, Washington, D.C.

                                    EXPERTS

     The Consolidated Balance Sheets of the Company as of December 31, 1995 and 1996 and the related Consolidated Statements of Operations, Changes in Stockholders' Equity and Cash Flows and the Schedule for each of the years in the three-year period ended December 31, 1996, included in this Prospectus and Registration Statement have been audited by Grant Thornton LLP, independent certified public accountants, as stated in their reports, which are included elsewhere herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement," which term shall include all amendments, exhibits, annexes and schedules thereto) under the Securities Act of 1933 with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement, including exhibits, schedules and reports filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1204, Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York, 10048 and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates by mail from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company. The address is http://www.sec.gov.

     The Company intends to furnish to its stockholders annual reports containing financial statements audited by an independent accounting firm and quarterly reports containing unaudited financial information for the first three quarters of each year.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                         PAGE
Report of Independent Public Accountants..............................................    F-2
Consolidated Balance Sheets as of December 31, 1995 and 1996 and Unaudited
  Consolidated Balance Sheet as of March 31, 1997.....................................    F-3
Consolidated Statements of Operations for the years ended December 31, 1994, 1995 and
  1996 and Unaudited Consolidated Statements of Operations for the three months ended
  March 31, 1996 and 1997.............................................................    F-4
Consolidated Statements of Changes in Stockholders' Equity for the years ended
  December 31, 1994, 1995 and 1996 and Unaudited Consolidated Statement of Changes in
  Stockholders' Equity for the three months ended March 31, 1997......................    F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1995 and
  1996 and Unaudited Consolidated Statements of Cash Flows for the three months ended
  March 31, 1996 and 1997.............................................................    F-6
Notes to Consolidated Financial Statements............................................    F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Directors
ExecuStay Corporation and Subsidiaries

     We have audited the accompanying consolidated balance sheets of ExecuStay Corporation and Subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ExecuStay Corporation and Subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          GRANT THORNTON LLP

Vienna, Virginia
June 4, 1997

                     EXECUSTAY CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS



                                                                 DECEMBER 31,
                                                           ------------------------     MARCH 31,
                                                              1995          1996          1997
                                                           ----------    ----------    -----------
                                                                                       (UNAUDITED)
                                              ASSETS
Cash....................................................   $  228,910    $  503,099    $     6,150
Accounts receivable, net................................      911,447     2,266,518      2,826,539
Prepaid rent and other..................................       94,325       323,521      1,141,877
Property on or held for lease, net......................    3,058,972     4,098,894      3,846,182
Property and equipment, net.............................    1,998,446     2,076,330      2,044,429
Other assets............................................      226,914       410,114        397,854
                                                           ----------    ----------    -----------
          Total assets..................................   $6,519,014    $9,678,476    $10,263,031
                                                            =========     =========     ==========
                               LIABILITIES AND STOCKHOLDERS' EQUITY
Bank line of credit.....................................   $  200,000    $  800,000    $ 1,741,029
Notes payable to bank...................................      742,913     1,881,527      1,543,500
Capital lease obligation................................    1,585,618     1,555,860      1,547,183
Accounts payable........................................      534,854     1,110,592        626,552
Accrued and other liabilities...........................      974,363     1,347,664      1,009,826
                                                           ----------    ----------    -----------
          Total liabilities.............................    4,037,748     6,695,643      6,468,090
Commitments and contingencies (Note I)
Stockholders' equity:
     Preferred stock, $.01 par value; 5,000,000 shares
       authorized, none issued and outstanding..........           --            --             --
     Common stock, $.01 par value; 45,000,000 shares
       authorized, 3,750,000 shares issued and
       outstanding......................................       37,500        37,500         37,500
     Additional paid-in capital.........................    1,135,280     1,135,280      1,135,280
     Retained earnings..................................    1,308,486     1,810,053      2,622,161
                                                           ----------    ----------    -----------
          Total stockholders' equity....................    2,481,266     2,982,833      3,794,941
                                                           ----------    ----------    -----------
               Total liabilities and stockholders'
                 equity.................................   $6,519,014    $9,678,476    $10,263,031
                                                            =========     =========     ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                     EXECUSTAY CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                   THREE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                    MARCH 31,
                                   -----------------------------------------    ------------------------
                                      1994           1995           1996           1996          1997
                                   -----------    -----------    -----------    ----------    ----------
                                                                                      (UNAUDITED)
Revenue:
     Interim housing revenue....   $ 6,917,325    $ 9,390,373    $20,905,463    $3,307,954    $6,910,662
     Furniture and houseware
       revenue..................     6,856,486      7,817,677      8,740,394     1,793,748     2,734,642
                                   -----------    -----------    -----------    ----------    ----------
          Total revenue.........    13,773,811     17,208,050     29,645,857     5,101,702     9,645,304
Operating costs and expenses:
     Cost of interim housing
       revenue..................     5,779,021      7,465,791     16,640,619     2,651,657     5,501,490
     Cost of furniture and
       houseware revenue........     1,891,295      2,147,602      1,831,633       478,496       665,593
     Personnel and payroll
       costs....................     3,463,742      3,875,845      5,596,781     1,153,064     1,674,504
     Occupancy costs and
       nonrental depreciation
       and amortization.........       626,149        660,323        994,107       203,983       282,835
     Other operating costs......       488,374        942,697      1,616,312       373,941       505,983
                                   -----------    -----------    -----------    ----------    ----------
          Total operating costs
            and expenses........    12,248,581     15,092,258     26,679,452     4,861,141     8,630,405
                                   -----------    -----------    -----------    ----------    ----------
Earnings from operations........     1,525,230      2,115,792      2,966,405       240,561     1,014,899
Interest expense................       195,074        240,109        307,709        58,568        80,535
                                   -----------    -----------    -----------    ----------    ----------
Net income......................   $ 1,330,156    $ 1,875,683    $ 2,658,696    $  181,993    $  934,364
                                    ==========     ==========     ==========     =========     =========
Pro Forma Data (unaudited) (Note L)
Historical net income...........                                 $ 2,658,696                  $  934,364
Provision for income taxes......                                   1,063,000                     374,000
                                                                 -----------                  ----------
Pro forma net income............                                 $ 1,595,696                  $  560,364
                                                                  ==========                   =========
Pro forma net income per
  share.........................                                 $      0.40                  $     0.14
                                                                  ==========                   =========
Weighted average common shares
  outstanding...................                                   3,960,000                   3,960,000
                                                                  ==========                   =========

  The accompanying notes are an integral part of these consolidated financial statements.

                     EXECUSTAY CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                               ADDITIONAL
                                         PREFERRED  COMMON      PAID-IN       RETAINED
                                          STOCK      STOCK      CAPITAL       EARNINGS         TOTAL
                                         -------    -------    ----------    -----------    -----------
BALANCE AT JANUARY 1, 1994............   $    --    $18,900    $1,126,273    $   264,201    $ 1,409,374
Net income for 1994...................        --         --            --      1,330,156      1,330,156
Distributions.........................        --         --            --       (877,501)      (877,501)
                                         -------    -------    ----------    -----------    -----------
BALANCE AT DECEMBER 31, 1994..........        --     18,900     1,126,273        716,856      1,862,029
Net income for 1995...................        --         --            --      1,875,683      1,875,683
Distributions.........................        --         --            --     (1,284,053)    (1,284,053)
Issuance of stock.....................        --      1,000        26,607             --         27,607
                                         -------    -------    ----------    -----------    -----------
BALANCE AT DECEMBER 31, 1995..........        --     19,900     1,152,880      1,308,486      2,481,266
Net income for 1996...................        --         --            --      2,658,696      2,658,696
Distributions.........................        --         --            --     (2,157,129)    (2,157,129)
                                         -------    -------    ----------    -----------    -----------
BALANCE AT DECEMBER 31, 1996..........        --     19,900     1,152,880      1,810,053      2,982,833
Net income (unaudited)................        --         --            --        934,364        934,364
Distributions (unaudited).............        --         --            --       (122,256)      (122,256)
                                         -------    -------    ----------    -----------    -----------
BALANCE AT MARCH 31, 1997
  (UNAUDITED).........................   $    --    $19,900    $1,152,880    $ 2,622,161    $ 3,794,941
                                         =======    =======     =========     ==========     ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                     EXECUSTAY CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           THREE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,                    MARCH 31,
                                           -----------------------------------------    ------------------------
                                              1994           1995           1996          1996          1997
                                           -----------    -----------    -----------    ---------    -----------
                                                                                              (UNAUDITED)
Cash flows from operating activities:
    Net income..........................   $ 1,330,156    $ 1,875,683    $ 2,658,696    $ 181,993    $   934,364
    Adjustments to reconcile net income
      to net cash provided by operating
      activities
         Depreciation and
           amortization.................     1,182,502      1,442,779      1,906,904      443,069        538,856
         Net purchase of property on or
           held for lease...............    (1,782,748)    (1,549,326)    (2,632,460)    (586,912)      (198,651)
         Compensation paid in stock.....            --         27,607             --           --             --
         Changes in assets and
           liabilities
             Decrease (increase) in
               accounts receivable......        15,406        (62,005)    (1,354,340)    (264,795)      (574,047)
             Decrease (increase) in
               prepaid rent and other...       (11,346)       (33,572)      (229,196)      21,894       (818,356)
             Decrease (increase) in
               other assets ............       (85,588)       (20,025)      (183,199)     (54,067)        12,260
             Increase (decrease) in
               accounts payable.........       338,889        (76,738)       575,738      265,000       (485,081)
             Increase (decrease) in
               accrued and other
               liabilities..............       387,556        193,112        373,301       (8,909)      (337,838)
                                           -----------    -----------    -----------    ---------    -----------
    Total adjustments...................        44,671        (78,168)    (1,543,252)    (184,720)    (1,862,857)
                                           -----------    -----------    -----------    ---------    -----------
Net cash provided by (used in) operating
  activities............................     1,374,827      1,797,515      1,115,444       (2,727)      (928,493)
                                           -----------    -----------    -----------    ---------    -----------
Cash flows from investing activities:
    Purchases of property and
      equipment.........................      (383,384)      (252,996)      (392,251)     (87,176)       (55,592)
    Net (increase) decrease in due from
      unconsolidated affiliates.........        (9,022)        18,932           (731)      (6,173)        15,067
                                           -----------    -----------    -----------    ---------    -----------
Net cash used in investing activities...      (392,406)      (234,064)      (392,982)     (93,349)       (40,525)
                                           -----------    -----------    -----------    ---------    -----------
Cash flows from financing activities:
    Net borrowings on line of credit....      (195,616)      (346,000)       600,000      404,526        941,029
    Distributions to stockholders.......      (877,501)    (1,284,053)    (2,157,129)    (373,026)      (122,256)
    Borrowings on bank loans............       130,349        750,000      1,900,000           --             --
    Payments on bank loans..............       (26,786)      (459,976)      (761,386)    (155,236)      (338,027)
    Payments on capital lease
      obligations ......................        (7,907)       (18,683)       (29,758)      (5,698)        (8,677)
                                           -----------    -----------    -----------    ---------    -----------
Net cash provided by (used in) financing
  activities............................      (977,461)    (1,358,712)      (448,273)    (129,434)       472,069
                                           -----------    -----------    -----------    ---------    -----------
Net increase in cash....................         4,960        204,739        274,189     (225,510)      (496,949)
Cash at beginning of period.............        19,211         24,171        228,910      228,910        503,099
                                           -----------    -----------    -----------    ---------    -----------
Cash at end of period...................   $    24,171    $   228,910    $   503,099    $   3,400    $     6,150
                                           ============   ============   ============   ==========   ============
Supplemental cash flows information:
    Interest paid during the period.....   $   195,074    $   249,818    $   313,098    $  84,372    $    57,164
                                           ============   ============   ============   ==========   ============

  The accompanying notes are an integral part of these consolidated financial statements.

                     EXECUSTAY CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A summary of the significant accounting principles applied in the preparation of the consolidated financial statements follows:

FORMATION OF HOLDING COMPANY AND RECAPITALIZATION

     ExecuStay Corporation was formed on June 4, 1997, to be a newly created holding company for its four wholly owned subsidiaries (ExecuStay Corporation and such subsidiaries being collectively referred to as the "Company"). On June 4, 1997, ExecuStay Corporation issued an aggregate of 1,000,000 shares of a total of 45,000,000 newly authorized shares of Common Stock in exchange for all of the outstanding shares of capital stock of the subsidiaries and, in addition, authorized 5,000,000 preferred shares (the "Recapitalization"). Prior to the Recapitalization, all subsidiaries were subchapter S corporations. ExecuStay Corporation intends to qualify itself as an S corporation and all of its subsidiaries as Qualified Subchapter S Subsidiaries.

     On June 13, 1997, the Company effected a 3.75-for-one stock split of its Common Stock in the form of a stock dividend.

     The accompanying financial statements, including stockholders' equity and per share amounts, give retroactive effect to the Recapitalization and the stock split for all periods presented.

     On June 13, 1997, in conjunction with the Recapitalization, the Company declared a distribution totaling approximately $1.1 million, representing prior years' capital contributions made by the current stockholders to two of the subsidiaries for tax basis purposes. The original contributions were funded from distributions received by the stockholders from the other two subsidiaries.

NATURE OF OPERATIONS

     The Company is in the business of providing furnished interim housing and short-term rental of furniture and household amenities throughout the United States.

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of ExecuStay and its four wholly owned subsidiaries. Significant intercompany accounts and transactions have been eliminated.

INTERIM REPORTING

     The accompanying condensed financial information as of March 31, 1997, and for the three months ended March 31, 1996 and 1997, including such information included in the Notes to Consolidated Financial Statements and disclosures regarding matters occurring after December 31, 1996, is unaudited. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation have been included. Operating results for any interim period are not necessarily indicative of the results for any other interim period or for an entire year.

PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost. Depreciation is computed using the straight-line method over estimated useful lives of five to seven years. Capital leases and leasehold improvements are amortized over the lesser of the estimated useful lives of the related assets or the lease term.

                     EXECUSTAY CORPORATION AND SUBSIDIARIES

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

PROPERTY ON OR HELD FOR LEASE

     Furniture and amenities on or held for lease are depreciated over estimated useful lives ranging from two to seven years for furniture and one to five years for household amenities. Depreciation is computed on the straight-line method for financial reporting purposes and on accelerated methods for tax purposes.

     The accompanying financial statements for all periods presented have been retroactively restated for the effects of changing to the straight-line method of depreciating property on or held for lease. Previously, the Company had used accelerated tax methods for depreciating such assets. The Company intends to use the straight-line methods for future financial reporting purposes, believing it more closely matches costs with revenue.

INCOME TAXES

     The Company has elected to be taxed as an S corporation for federal and state income tax purposes. As a result, no federal or state income taxes were payable at the corporate level. The stockholders pay tax on their respective shares of the Company's taxable income, even if such income is not distributed.

     Pro forma income taxes reflect a provision for income taxes at the effective statutory federal and state rates applied to the Company's financial statement net income.

     Upon the effective date of the proposed initial public offering, the Company will terminate its S corporation status, convert to a C corporation, and be subject to both federal and state income taxes in future periods. Any income tax liability arising from terminating the S corporation status will be reflected in the operating results of the first quarter following the effective date of the offering.

USING ESTIMATES

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     The Company defines cash and cash equivalents as all cash held by depository institutions, cash on hand and short-term liquid investments with initial maturities of three months or less. Cash balances may exceed insurable amounts.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

     Cash and cash equivalents, accounts receivable, accounts payable, line of credit and other accrued liabilities -- The carrying amounts approximate fair value because of the short maturity of these instruments.

     Installment notes payable to bank -- The carrying amounts are deemed to be substantially equal to fair value.

                     EXECUSTAY CORPORATION AND SUBSIDIARIES

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

INTANGIBLE ASSETS

     Intangible assets consist primarily of amounts paid for non-compete agreements in connection with business acquisitions, purchased contract rights and goodwill. Non-compete agreements and purchased contract rights are amortized on a straight-line basis over the lives of the respective agreements, ranging from three to eight years. Goodwill is amortized on a straight-line basis over 20 years. Impairment losses, if any, are measured as the excess of carrying cost over estimated fair market value, and are recognized in operations if a permanent decline in value occurs.

STOCK-BASED COMPENSATION

     Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," encourages but does not require companies to record stock-based employee compensation plans at their fair value. The Company has elected to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for employee stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the exercise price an employee must pay to acquire the stock.

NOTE B -- ACQUISITIONS

     On April 1, 1997, the Company purchased for cash certain leases and contracts of an interim housing business in Orlando for $850,000. In conjunction with the purchase, the Company entered into a five-year non-compete agreement and a five-year employment agreement which provides for base salary and incentive compensation. The Company obtained additional financing from its bank to fund the transaction, as discussed in Note F. The Company accounted for the transaction using purchase accounting and recorded certain intangible assets including $100,000 relating to a non-compete agreement and goodwill of $705,000.

     On June 1, 1997, the Company purchased an interim housing business in the San Francisco area for a total purchase price of $1,890,000. The Company obtained additional financing from its bank to fund the transaction, as discussed in Note F. The acquisition included certain rental exclusivity and seller non-compete arrangements, along with the existing customer base. The Company also entered into employment agreements with certain seller employees. The Company has accounted for the transaction using purchase accounting and recorded intangible assets including $100,000 relating to a non-compete agreement, $160,000 relating to existing contract rights and an exclusivity agreement and goodwill of $1,630,000.

NOTE C -- ACCOUNTS RECEIVABLE, NET

     The Company grants credit to corporate and individual customers. Provisions have been established for uncollectible amounts and vacancy credits.

                     EXECUSTAY CORPORATION AND SUBSIDIARIES

NOTE C -- ACCOUNTS RECEIVABLE, NET -- (CONTINUED)

     Following is a summary of accounts receivable:

                                                              DECEMBER 31,
                                                        ------------------------    MARCH 31,
                                                           1995          1996          1997
                                                        ----------    ----------    ----------
    Accounts receivable..............................   $1,037,663    $2,490,548    $3,188,789
    Due from nonconsolidated affiliates..............       13,295        14,026            --
    Reserve for vacancies and doubtful accounts......     (139,511)     (238,056)     (362,250)
                                                        ----------    ----------    ----------
    Accounts receivable -- net.......................   $  911,447    $2,266,518    $2,826,539
                                                         =========     =========     =========

NOTE D -- PROPERTY ON OR HELD FOR LEASE

     The following is a summary of property on or held for lease:

                                                              DECEMBER 31,
                                                        ------------------------    MARCH 31,
                                                           1995          1996          1997
                                                        ----------    ----------    ----------
    Furniture........................................   $4,468,674    $5,867,089    $5,564,984
    Household amenities..............................    1,337,891     1,890,866     2,129,792
                                                        ----------    ----------    ----------
                                                         5,806,565     7,757,955     7,694,776
    Less accumulated depreciation....................    2,747,593     3,659,061     3,848,594
                                                        ----------    ----------    ----------
                                                        $3,058,972    $4,098,894    $3,846,182
                                                         =========     =========     =========

     Depreciation expense for the years ended December 31, 1994, 1995 and 1996 totaled $977,330, $1,149,902 and $1,579,624, respectively. Depreciation expense for the three months ended March 31, 1997 totaled $451,363.

NOTE E -- PROPERTY AND EQUIPMENT

     The following is a summary of property and equipment:

                                                              DECEMBER 31,
                                                        ------------------------    MARCH 31,
                                                           1995          1996          1997
                                                        ----------    ----------    ----------
    Vehicles.........................................   $  501,988    $  544,110    $  544,110
    Leasehold improvements...........................       56,490       125,208       126,298
    Computer equipment and software..................      222,642       399,262       441,020
    Furniture and equipment..........................      298,770       388,061       402,181
    Capital lease -- building........................    1,612,208     1,612,208     1,612,208
                                                        ----------    ----------    ----------
                                                         2,692,098     3,068,849     3,125,817
    Less accumulated depreciation and amortization...      693,652       992,519     1,081,388
                                                        ----------    ----------    ----------
                                                        $1,998,446    $2,076,330    $2,044,429
                                                         =========     =========     =========

     Depreciation and amortization expense for the years ended December 31, 1994, 1995 and 1996 totaled $205,172, $292,877 and $327,280, respectively.
Depreciation and amortization for the three months ended March 31, 1997 totaled $87,493.

NOTE F -- BANK NOTES

     The Company has a revolving line of credit and various term loans with a bank.

                     EXECUSTAY CORPORATION AND SUBSIDIARIES

NOTE F -- BANK NOTES -- (CONTINUED)

     Under the terms of the current line-of-credit agreement, which expires June 30, 1997, the Company may borrow up to $2,000,000 at the bank's Prime Rate plus 0.50% (9.25% at December 31, 1995, 8.75% at December 31, 1996 and 9.00% at March
31, 1997). At December 31, 1995 and 1996, the borrowings outstanding on the line of credit amounted to $200,000 and $800,000, respectively. Outstanding borrowings under the line of credit at March 31, 1997 amounted to $1,741,029. The revolving credit agreement is collateralized by a blanket security interest on all assets of the Company, and is personally guaranteed by the current stockholders.

     Term notes payable to the bank are as follows. They are deemed to be substantially equal to fair value.

                                                                   DECEMBER 31,
                                                              ----------------------    MARCH 31,
                                                                1995         1996          1997
                                                              --------    ----------    ----------
$1,900,000 note dated July 29, 1996, payable to bank,
  interest at 8.70%, with 24 payments of $79,167 plus
  interest due monthly through August 1998; collateralized
  by a blanket security interest on all assets of the
  Company and personally guaranteed by the current
  stockholders.............................................   $     --    $1,583,333    $1,345,833
$750,000 note dated June 21, 1995, payable to bank,
  interest at 8.08%, with 24 payments of $31,250 plus
  interest due monthly through July 1997; collateralized by
  a blanket security interest on all assets of the Company
  and personally guaranteed by the current stockholders....    619,444       282,909       194,334
Notes payable to bank with interest ranging from 6.75% to
  7.75%; principal and interest payments due monthly
  through June 1997; secured by vehicles with a cost of
  $130,350.................................................     60,969        15,285         3,333
$500,000 note dated February 16, 1994, payable to bank,
  interest at 7.38%, with 24 payments of $20,833 plus
  interest due monthly through March 1996; collateralized
  by a blanket security interest on all assets of the
  Company and personally guaranteed by the current
  stockholders.............................................     62,500            --            --
                                                              --------    ----------    ----------
                                                              $742,913    $1,881,527    $1,543,500
                                                              ========     =========     =========

     Following are aggregate maturities of term notes:

                                YEAR ENDING
                               DECEMBER 31,
        -----------------------------------------------------------
        1997.......................................................        $1,248,194
        1998.......................................................           633,333
                                                                           ----------
                                                                           $1,881,527
                                                                            =========

     Subsequent to March 31, 1997, the Company borrowed $2.9 million to finance the Orlando and San Francisco acquisitions discussed in Note B. These term notes are due June 2000 and bear interest at the bank's Prime Rate plus 0.50%.

                     EXECUSTAY CORPORATION AND SUBSIDIARIES

NOTE F -- BANK NOTES -- (CONTINUED)

     In addition, on June 2, 1997, the Company converted $1.5 million of its line of credit to a two-year term note payable through June 1999 in monthly principal payments of $62,500 plus interest at the bank's Prime Rate plus 0.50%.

NOTE G -- ACCRUED AND OTHER LIABILITIES

     The following is a summary of accrued and other liabilities:

                                                               DECEMBER 31,
                                                          ----------------------    MARCH 31,
                                                            1995         1996          1997
                                                          --------    ----------    ----------
    Accrued payroll and related expenses...............   $264,396    $  442,118    $  356,266
    Accrued sales tax payable..........................     20,833       199,764       204,386
    Customer deposits held.............................    265,512       295,111       212,316
    Other accrued expenses.............................    423,622       410,671       236,858
                                                          --------    ----------    ----------
                                                          $974,363    $1,347,664    $1,009,826
                                                          ========     =========     =========

NOTE H -- RELATED PARTY TRANSACTIONS

UNCONSOLIDATED AFFILIATE

     In 1993, the Company entered into a capital lease for a building owned by 7595 Rickenbacker LLC, an entity owned by three of the Company's current stockholders (see Note I).

NOTE I -- COMMITMENTS AND CONTINGENCIES

CAPITAL LEASE

     In 1993, the Company entered into a 20-year noncancelable lease commencing in May 1994, for its Washington headquarters, warehouse and regional office building with 7595 Rickenbacker LLC. The building portion of the lease is classified as a capital lease, and the related asset and liability have been recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The land portion of the lease is classified as an operating lease, as discussed below. The asset is being amortized over the related lease term, and amortization of the asset has been included in depreciation for fiscal years 1994, 1995 and 1996 and for the three months ended March 31, 1997.

     Minimum future payments under the capital lease as of December 31, 1996, for each of the next five years and in the aggregate are as follows:

                                 YEAR ENDING
                                DECEMBER 31,
        -------------------------------------------------------------
        1997.........................................................     $   186,900
        1998.........................................................         186,900
        1999.........................................................         186,900
        2000.........................................................         186,900
        2001.........................................................         186,900
        Thereafter...................................................       2,305,100
                                                                          -----------
        Total minimum lease payments.................................       3,239,600
        Less amounts representing interest...........................      (1,683,740)
                                                                          -----------
        Present value of net minimum lease payments..................     $ 1,555,860
                                                                           ==========

                     EXECUSTAY CORPORATION AND SUBSIDIARIES

NOTE I -- COMMITMENTS AND CONTINGENCIES -- (CONTINUED)

     In addition to the lease arrangement, the Company has guaranteed one of two notes on the building. The balance on the note guaranteed by the Company at December 31, 1995 and 1996, amounted to approximately $967,000 and $950,000, respectively. The balance on the note at March 31, 1997, amounted to approximately $944,000.

     The accompanying financial statements for all periods presented have been retroactively restated for the effects of accounting for the building lease as a capital lease, in accordance with SFAS No. 13, "Accounting for Leases." Previously the Company accounted for the building lease under income tax principles as an operating lease. The effect on operations for 1994, 1995 and 1996 was not material.

OPERATING LEASES

     The Company leases the land associated with its Washington facility as well as other office and warehouse space, vehicles and equipment under noncancelable operating leases expiring on various dates through April 2014. Certain leases include various provisions for annual increases based on the Consumer Price Index.

     Minimum future rental payments are as follows:

                                 YEAR ENDING
                                 DECEMBER 31,
        --------------------------------------------------------------
        1997..........................................................     $  329,000
        1998..........................................................        314,000
        1999..........................................................        211,000
        2000..........................................................        131,000
        2001..........................................................         76,000
        Thereafter....................................................        795,000
                                                                           ----------
                                                                           $1,856,000
                                                                            =========

     Rent expense under the operating leases amounted to approximately $206,000, $162,000 and $279,000 for 1994, 1995 and 1996, respectively.

NOTE J -- BENEFIT PLANS

SAVINGS PLAN

     On January 1, 1996, the Company adopted a savings plan (the "401(k) Plan") covering all eligible employees. Employees must be at least 21 years of age and have completed one year of service to be eligible to participate in the 401(k) Plan. Enrollment occurs semiannually on January 1 or July 1 of each year. Participants may contribute up to 15% of their compensation, and the Company provides a matching contribution of 15% of the participant's contribution. In addition to the matching contribution, the Company may make an additional discretionary contribution annually. Vesting in the employer's contribution is at a rate of 25% per year beginning with the participant's third year of service. The Company's contribution expense for the year ended December 31, 1996, was $20,000. Contribution expense for the three months ended March 31, 1997, was $650.

1997 INCENTIVE AND STOCK OPTION PLAN

     In June 1997, the Board of Directors and shareholders adopted the 1997 Incentive and Stock Option Plan (the "Plan"). The Plan provides for the granting of options to employees of the Company to purchase shares of the Company's Common Stock at a price equal to or in excess of the Fair Market value of the Common

                     EXECUSTAY CORPORATION AND SUBSIDIARIES

NOTE J -- BENEFIT PLANS -- (CONTINUED)

Stock at the date of grant. A total of 700,000 shares of Common Stock are reserved for issuance under the Plan. The Plan expires in June 2001.

NOTE K -- PROPOSED PUBLIC OFFERING

     The Company's Board of Directors has authorized the filing of a registration statement in 1997 relating to an initial public offering of shares of Common Stock.

NOTE L -- PRO FORMA INFORMATION

  Pro Forma Statement of Income (Unaudited)

     The Company has elected to be taxed as an S corporation and is not subject to federal and state income taxes. The pro forma presentation in the Statements of Operations for 1996 and the three months ended March 31, 1997 reflects a provision for income taxes as if the Company had been subject to such taxes. The pro forma income tax provision has been prepared in accordance with SFAS No.
109. The effective pro forma tax rate of the Company differs from the federal rate of 34%, primarily because of the effects of state income taxes.

     The pro forma provision for income taxes consists of the following:

                                                                               THREE MONTHS
                                                                YEAR ENDED        ENDED
                                                               DECEMBER 31,     MARCH 31,
                                                                   1996            1997
                                                               ------------    ------------
        Federal.............................................     $824,000        $290,000
        State...............................................     $239,000        $ 84,000

  Pro Forma Net Income Per Share (Unaudited)

     Pro forma net income per share is based on the weighted average number of common shares outstanding during the period totaling 3,960,000 shares. The shares outstanding for all periods presented give retroactive effect to the Recapitalization and stock split described in Note A as well as 210,000 shares deemed to be outstanding at March 31, 1997, which represent the approximate number of shares deemed to be sold by the Company (at an assumed initial offering price of $10.00 per share) to fund: (1) the portion of the S corporation distribution as of March 31, 1997 in excess of the previous twelve months' undrawn earnings; and (2) the distribution declared on June 13, 1997.

  Pro Forma Balance Sheet Information (Unaudited)

     In conjunction with the Recapitalization, the Company declared on June 13, 1997 a distribution totaling approximately $1.1 million, representing prior years' capital contributions made by the current shareholders to two subsidiaries for tax basis purposes. The original contributions were funded from distributions of previously taxed S corporation earnings received by the stockholders from the other two subsidiaries.

     The Company intends to declare a final S corporation distribution to its current stockholders immediately prior to the effective date of the proposed public offering, in an amount equal to the undistributed cumulative earnings reported for tax purposes at that date.

     In addition, upon the effective date of the proposed public offering, the Company will terminate its S corporation status and certain deferred income tax liabilities will result.

                     EXECUSTAY CORPORATION AND SUBSIDIARIES

NOTE L -- PRO FORMA INFORMATION -- (CONTINUED)

     The pro forma balance sheet information of the Company at March 31, 1997, reflects adjustments for the effects of: (1) the distribution declared in conjunction with the Recapitalization totaling approximately $1.1 million, representing prior years' capital contributions made for tax basis purposes; (2) distribution to the current stockholders of the undistributed taxable earnings of approximately $2,500,000 as of March 31, 1997; and (3) additional income tax liabilities of approximately $165,000 which would have resulted if the S corporation status had been terminated at March 31, 1997.

     The following table illustrates the effect of the pro forma balance sheet adjustment described above:

                                                                                   MARCH 31,
                                                                                      1997
                                                                                 --------------
Historical stockholders' equity.............................................      $  3,794,941
Effect of pro forma adjustments:
     Distribution made in conjunction with recapitalization representing
      prior years' capital contributions made for tax basis purposes........        (1,100,000)
     S corporation undistributed taxable earnings distribution to
      stockholders..........................................................        (2,500,000)
     Additional income tax liabilities resulting from termination of
       S corporation status.................................................          (165,000)
                                                                                 --------------
Pro forma stockholders' equity..............................................      $     29,941
                                                                                   ===========

                              [INSIDE BACK COVER]

                [PHOTOGRAPH OF CUSTOMER IN FURNISHED APARTMENT]

------------------------------------------------------
------------------------------------------------------

    NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
Prospectus Summary.......................     3
Risk Factors.............................     6
Termination of S Corporation Status and
  Related Distributions..................    10
Use of Proceeds..........................    11
Dividend Policy..........................    11
Capitalization...........................    12
Dilution.................................    13
Selected Consolidated Financial Data.....    14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................    15
Recent Expansion.........................    20
Business.................................    22
Management...............................    30
Certain Transactions.....................    33
Principal Stockholders...................    34
Description of Capital Stock.............    35
Shares Eligible for Future Sale..........    37
Underwriting.............................    38
Legal Matters............................    39
Experts..................................    39
Additional Information...................    40
Index to Consolidated Financial
  Statements.............................   F-1

                               ------------------

    UNTIL              , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                2,650,000 SHARES

                                [EXECUSTAY LOGO]
                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS

                            ------------------------
                          A.G. EDWARDS AND SONS, INC.
                                          , 1997

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following fees and expenses will be paid by the Company in connection with the issuance and distribution of the securities registered hereby. All such expenses, except for the SEC, NASD and Nasdaq fees, are estimated.

        SEC registration fee..............................................   $ 10,158
        NASD filing fee...................................................      3,852
        Nasdaq Stock Market listing fee...................................     20,000
        Legal fees and expenses...........................................    150,000
        Accounting fees and expenses......................................    150,000
        Blue Sky fees and expenses........................................     10,000
        Transfer Agent's and Registrar's fees.............................      5,000
        Printing and engraving expenses...................................    125,000
        Miscellaneous.....................................................     25,990
                                                                             --------
             Total........................................................   $500,000
                                                                             ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 2-418 of the Maryland Law provides that, unless a corporation's charter includes a provision which restricts or limits the corporation's right to indemnify its officers and directors, the corporation may indemnify a director or officer with respect to proceedings instituted against such officer or director by reason of his or her service in that capacity, unless the act or omission in question was material and was committed in bad faith or was the result of active and deliberate dishonesty, or unless the director or officer received an improper personal benefit or the director or officer had reasonable cause to believe that the act or omission was unlawful. The Company's Articles of Incorporation and Bylaws provide that the Company shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent permitted by the Maryland Law and that the Company shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law. In addition, the Company will enter into indemnification agreements to the same effect. However, nothing in the Articles of Incorporation or Bylaws of the Company or the indemnification agreements protects or indemnifies a director, officer, employee or agent against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. To the extent that a director has been successful in defense of a proceeding, the Maryland Law provides that he shall be indemnified against reasonable expenses incurred in connection therewith.

     Under Section 7 of the Underwriting Agreement, the Underwriters have agreed to indemnify, under certain conditions, the Company, its directors, certain of its officers and persons who control the Company within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), against certain liabilities.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Since January 1, 1994, the Company has issued and sold the following securities that were not registered under the Securities Act of 1933 (as adjusted to reflect the June 13, 1997 3.75-for-one stock split in the form of a stock dividend):

     On June 4, 1997, the Company issued 3,750,000 shares of Common Stock to Messrs. Abrahams, Zaugg, Kaplan and Anderson, the former stockholders of the Company's subsidiaries, in exchange for each stockholder's shares in the subsidiaries.

     In June 1997, the Company granted, effective as of the effectiveness of this registration statement, options to purchase an aggregate of 187,200 shares of Common Stock, at an exercise price equal to the initial public offering price per share in this offering, under the Company's 1997 Incentive and Stock Option Plan.

     No underwriters were engaged in connection with the foregoing sales and/or issuances of securities. Such sales were made in reliance upon the exemption from the registration provisions of the Securities Act of 1933 pursuant to Rule 701 thereunder and/or Section 4(2) thereof as transactions not involving a public offering.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

NUMBER                                           DESCRIPTION
------       -----------------------------------------------------------------------------------
 *1.1    --  Underwriting Agreement.
  2.1    --  Agreement and Plan of Reorganization, dated June 4, 1997, by and among the Company and certain stockholders of the Company.
  3.1    --  Articles of Incorporation of the Company.
 *3.2    --  Bylaws of the Company.
 *4.1    --  Form of Certificate for Common Stock.
 *5.1    --  Opinion of Piper & Marbury L.L.P.
*10.1    --  1997 Incentive and Stock Option Plan; including the form of incentive stock option agreement and the form of nonqualified stock option agreement.
 10.2    --  Asset Purchase Agreement, dated April 1, 1997, by and among Corporate
                Accommodations, Inc., Linda Harper and the Company.
 10.3    --  Non-Competition Agreement, dated April 1, 1997, by and between Linda Harper and the
                Company.
 10.4    --  Purchase Agreement, dated June 1, 1997, by and among Prom Management Group, Inc.,
                Prom X, Inc. and the Company.
 10.5    --  Non-Competition Agreement, dated June 1, 1997, by and among Prom Management Group,
                Inc., Prom X, Inc. and the Company.
 10.6    --  Lease Agreement, dated August 20, 1993, by and among 7595 Rickenbacker LLC and
                Executive Amenities, Inc., as amended on May 12, 1994.
*10.7    --  Form of Indemnification Agreement, to be entered into by the Company and its
                Directors and Officers.
*10.8    --  Documents relating to the bank line of credit.
 21      --  Subsidiaries of the Registrant.
 23.1    --  Consent of Grant Thornton LLP.
*23.2    --  Consent of Piper & Marbury L.L.P.
*23.3    --  Consent of Dorsey & Whitney LLP.
 24.1    --  Powers of Attorney (included on signature page).
 27.1    --  Financial Data Schedule.

---------------
* To be filed by amendment.

     (b) Financial Statement Schedules

     The following schedule is filed as part of this Registration Statement, but not included in the Prospectus.

     SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

     All other schedules for which provision is made in Regulation S-X of the Commission are not required under the related instructions or are inapplicable or the required information is included in the Consolidated Financial Statements and Notes thereto and, therefore, have been omitted.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14 above, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gaithersburg, State of Maryland, on June 25, 1997.

                                          EXECUSTAY CORPORATION

                                          By:     /s/ GARY R. ABRAHAMS
                                            ------------------------------------
                                                      GARY R. ABRAHAMS
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gary R. Abrahams, as his true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any additional Registration Statement pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and any or all amendments (including post-effective amendments) to this Registration Statement (or Registration Statements, if an additional Registration Statement is filed pursuant to Rule 462(b)), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on June 25, 1997.

               SIGNATURE                                       TITLE
---------------------------------------    ---------------------------------------------

         /s/ GARY R. ABRAHAMS              Chief Executive Officer and Director
---------------------------------------    (principal executive officer)
           GARY R. ABRAHAMS

          /s/ MARC B. KAPLAN               Chief Financial Officer and Director
---------------------------------------    (principal financial and accounting officer)
            MARC B. KAPLAN

          /s/ ROBERT W. ZAUGG              Chief Operating Officer and Director
---------------------------------------
            ROBERT W. ZAUGG

          /s/ DAVID S. SANTEE              Director
---------------------------------------
            DAVID S. SANTEE

         /s/ STUART C. SIEGEL              Director
---------------------------------------
           STUART C. SIEGEL

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                                 ON SCHEDULE II

Board of Directors
ExecuStay Corporation and Subsidiaries

In connection with our audit of the consolidated financial statements of ExecuStay Corporation and Subsidiaries referred to in our report dated June 4, 1997, which is included in the Prospectus constituting Part I of this Registration Statement, we have also audited Schedule II for each of the three years in the period ended December 31, 1996. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

Vienna, Virginia
June 4, 1997

                     EXECUSTAY CORPORATION AND SUBSIDIARIES

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                                                  CHARGED TO
                                            BALANCE AT             COSTS AND                       BALANCE AT
             DESCRIPTION                BEGINNING OF PERIOD        EXPENSES         DEDUCTIONS    END OF PERIOD
-------------------------------------   -------------------    -----------------    ----------    -------------
Reserve for Vacancies
and Doubtful Accounts
Year ended December 31, 1996.........        $ 139,511            $   929,331       $  830,786      $ 238,056
Year ended December 31, 1995.........          107,864                922,353          890,706        139,511
Year ended December 31, 1994.........          202,661              1,064,240        1,159,036        107,865

                                 EXHIBIT INDEX

NUMBER                                        DESCRIPTION                                    PAGE
------       -----------------------------------------------------------------------------   ----
 *1.1    --  Underwriting Agreement.
  2.1    --  Agreement and Plan of Reorganization, dated June 4, 1997, by and among the
                Company and certain stockholders of the Company.
  3.1    --  Articles of Incorporation of the Company.
 *3.2    --  Bylaws of the Company.
 *4.1    --  Form of Certificate for Common Stock.
 *5.1    --  Opinion of Piper & Marbury L.L.P.
*10.1    --  1997 Incentive and Stock Option Plan; including the form of incentive stock option agreement and the form of nonqualified stock option agreement.
 10.2    --  Asset Purchase Agreement, dated April 1, 1997, by and among Corporate
                Accommodations, Inc., Linda Harper and the Company.
 10.3    --  Non-Competition Agreement, dated April 1, 1997, by and between Linda Harper and the Company.
 10.4    --  Purchase Agreement, dated June 1, 1997, by and among Prom Management Group,
                Inc., Prom X, Inc. and the Company.
 10.5    --  Non-Competition Agreement, dated June 1, 1997, by and among Prom Management
                Group, Inc., Prom X, Inc. and the Company.
 10.6    --  Lease Agreement, dated August 20, 1993, by and among 7595 Rickenbacker LLC and Executive Amenities, Inc., as amended on May 12, 1994.
*10.7    --  Form of Indemnification Agreement, to be entered into by the Company and its
                Directors and Officers.
*10.8    --  Documents relating to the bank line of credit.
 21      --  Subsidiaries of the Registrant.
 23.1    --  Consent of Grant Thornton LLP.
*23.2    --  Consent of Piper & Marbury L.L.P.
*23.3    --  Consent of Dorsey & Whitney LLP.
 24.1    --  Powers of Attorney (included on signature page).
 27.1    --  Financial Data Schedule.

---------------
* To be filed by amendment.